Exhibit 99.3

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Financial Statements for the Year Ended December 31, 2009

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Auditors’ Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

We have audited the accompanying consolidated statements of financial position of "Bezeq" The Israel Telecommunication Corp. Limited (the Company) as at December 31, 2009, 2008 and 2007 and the consolidated income statements, statements of  comprehensive income,  statements of changes in equity  and statements of cash flows, for each of  the three years,  the last  of which ended   December 31, 2009.  These financial statements are the responsibility of the Company's Board of Directors and of its Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Manner of Auditor’s Performance), 1973.  Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Group, as well as evaluating the overall financial statement presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the abovementioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at December 31, 2009, 2008 and 2007 and their results of operations, changes in its equity and cash flows, for each of the three years,  the last of which ended December 31, 2009, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, and other contingencies as described in Notes 18B and 18D.

Somekh Chaikin
Certified Public Accountants

March 2, 2010

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Financial Position as at December 31

		2009	2008		2007
	Note	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	6	580	786		1,203
Investments, including derivatives	7	154	33		389
Trade receivables	8	2,491	2,373		2,403
Other receivables	8	171	211		247
Inventory		263	158		203
Current tax assets		-	-		11
Assets held for sale		40	34		17

Total current assets		3,699	3,595		4,473

Investments, including derivatives	7	130	187		233
Trade and other receivables	8	887	576		535
Broadcasting rights, net of rights exercised		-	253		243
Property, plant and equipment	10	5,303	6,036		6,064
Intangible assets	11	1,885	2,674		2,526
Deferred and other expenses	12	426	411		367
Investments in equity-accounted investees
(mainly loans)	13	1,219	32		37
Deferred tax assets	9	392	550	*	681	*

Total non-current assets		10,242	10,719		10,686

Total assets		13,941	14,314		15,159

Bezeq The Israel Telecommunication Corporation Ltd.

		2009	2008		2007
	Note	NIS millions	NIS millions		NIS millions

Liabilities

Debentures, loans and borrowings	14	862	1,780		1,913
Trade payables	15	1,091	1,381		1,533
Other payables	15	697	850		745
Current tax liabilities		118	45		57
Deferred income		36	62		47
Provisions	16	380	355		392
Employee benefits	17	505	412	*	716	*

Total current liabilities		3,689	4,885		5,403

Debentures	14	2,716	3,943		4,420
Bank loans	14	558	214		307
Loans from institutions	14	-	158	**	136	**
Loans provided by non-controlling interest
in a subsidiary	14	-	449		375
Employee benefits	17	294	265		261
Deferred income and others		5	27	**	36	**
Provisions	16	71	64		57
Deferred tax liabilities	9	70	65		-

Total non-current liabilities		3,714	5,185		5,592

Total liabilities		7,403	10,070		10,995

Equity
Total equity attributable to Company shareholders		6,544	4,715		4,537
Non-controlling interest		(6)	(471)		(373)

Total equity	21	6,538	4,244		4,164

Total liabilities and equity		13,941	14,314		15,159

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board	CEO	Deputy CEO and CFO

*	Retrospective application by restatement, see Note 2F(3)
**	See Note 3U.

Date of approval of the financial statements: March 2, 2010

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Income for the Year Ended December 31

		2009	2008*	2007*
	Note	NIS millions	NIS millions	NIS millions

Continuing operations
Revenue	22	11,519	11,015	11,136

Costs and expenses
Depreciation and amortization	10,11,12	1,485	1,458	1,509
Salaries	23	1,990	2,161	2,192
General and operating expenses	24	4,871	4,660	5,075
Other operating expenses - net	25	201	96	39

		8,547	8,375	8,815

Operating profit	29	2,972	2,640	2,321

Finance income (expense)	26
Finance expense		(398)	(494)	(616)
Finance income		429	354	434

Finance income (expense), net		31	(140)	(182)

Profit after financing income (expense), net		3,003	2,500	2,139

Share in profits (losses) of equity-accounted investees	13	(34)	5	6

Profit before income tax		2,969	2,505	2,145

Income tax	9	807	719	666

Profit for the year from continuing operations		2,162	1,786	1,479

Discontinued operations
Profit (loss) for the year from discontinued operations	5	1,379	(265)	(118)

Profit for the year		3,541	1,521	1,361

Attributable to:
Shareholders of the Company
Profit for the year from continuing operations		2,157	1,781	1,398
Profit (loss) for the year from discontinued operations		1,446	(154)	(68)

		3,603	1,627	1,330

Non-controlling interests
Profit from continuing operations		5	5	81
Loss from discontinued operations		(67)	(111)	(50)

		(62)	(106)	31

Profit for the year		3,541	1,521	1,361

*	Restatement due to discontinued operations, see Note 5

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Income for the Year Ended December 31 (contd.)

		2009	2008*	2007*
	Note	NIS millions	NIS millions	NIS millions

Earnings per share	28
Basic earnings per share (in NIS)
Profit from continuing operations		0.82	0.68	0.54
Profit (loss) from discontinued operations		0.55	(0.06)	(0.03)

		1.37	0.62	0.51

Diluted earnings per share (in NIS)
Profit from continuing operations		0.80	0.68	0.53
Profit (loss) from discontinued operations		0.54	(0.07)	(0.03)

		1.34	0.61	0.50

*	Restatement due to discontinued operations, see Note 5

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

		2009	2008*	2007*
	Note	NIS millions	NIS millions	NIS millions

Profit for the year		3,541	1,521	1,361

Items of other comprehensive income

Actuarial gains (losses) from a defined
benefit plan	17	(13)	(2)	14

Miscellaneous		(1)	(9)	4

Taxes for items of other comprehensive income	9	3	1	(4)

Other comprehensive income for the year, net of tax		(11)	(10)	14

Total comprehensive income for the year		3,530	1,511	1,375

Attributable to:
Shareholders of the Company
Comprehensive income for the year from continuing operations		2,146	1,771	1,412
Comprehensive income (loss) for the year from discontinued operations		1,446	(154)	(68)

		3,592	1,617	1,344

Non-controlling interests
Comprehensive income for the year from continuing operations		5	5	81
Comprehensive loss for the year from discontinued operations		(67)	(111)	(50)

		(62)	(106)	31

Total comprehensive income for the year		3,530	1,511	1,375

Due to first-time adoption of the revised IAS 1 in these financial statements, the presentation format of the statement of comprehensive income was changed. See also Note 2F(1) for a description of first-time adoption of the accounting standards.

*	Restatement due to discontinued operations, see Note 5

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Translation reserve	Capital reserve for transactions between a corporation and a controlling shareholder	Capital reserve for options for employees	Deficit balance	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to the shareholders of the Company

Balance at January 1, 2009	6,132	-	(4)	390	362	(2,165)*	4,715	(471)	4,244

Comprehensive income for the year	-	-	(1)	-	-	3,593	3,592	(62)	3,530
Dividends to Company shareholders	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)
Share-based payments	-	-	-	-	49	-	49	-	49
Exercise of options for shares	55	275	-	-	(201)	-	129	-	129
Derecognition of non-controlling interests for deconsolidation of a subsidiary (se Note 5)	-	-	-	-	-	-	-	551	551
Dividend paid to non-controlling interests net of funds transferred	-	-	-	-	-	-	-	(24)	(24)

Balance at December 31, 2009	6,187	275	(5)	390	210	(513)	6,544	(6)	6,538

*	Retrospective application by restatement, see Note 2F(3)

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Translation reserve	Capital reserve for transactions between a corporation and a controlling shareholder	Capital reserve for financial assets ready for sale	Capital reserve for options for employees	Deficit balance		Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million		NIS million	NIS million	NIS million
	Attributable to the shareholders of the Company

Balance at January 1, 2008	6,132	-	390	4	287	(2,276	)*	4,537	(373)	4,164

Comprehensive income for the year	-	(4)	-	(4)	-	1,625		1,617	(106)	1,511

Dividends to Company shareholders	-	-	-	-	-	(1,514)		(1,514)	-	(1,514)
Share-based payments	-	-	-	-	75	-		75	-	75
Transfers by non-controlling interests	-	-	-	-	-	-		-	8	8

Balance at December 31, 2008	6,132	(4)	390	-	362	(2,165	)*	4,715	(471)	4,244

*	Retrospective application by restatement, see Note 2F(3)

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Capital reserve for financial assets ready for sale	Capital reserve for options for employees	Deficit balance		Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million		NIS million	NIS million	NIS million
	Attributable to the shareholders of the Company

Balance at January 1, 2007	6,309	1,623	384	1	287	(2,857	)*	5,747	(564)	5,183

Comprehensive income for the year	-	-	-	3	-	1,341		1,344	31	1,375

Dividends to Company shareholders	-	-	-	-	-	(760)		(760)	-	(760)
Distribution of dividends to shareholders
without fulfilling the profit criterion	(177)	(1,623)	-	-	-	-		(1,800)	-	(1,800)
Change in repayment date of the loan provided
by a non-controlling interest in a subsidiary	-	-	-	-	-	-		-	160	160
Payments to a former senior officer	-	-	6	-	-	-		6	-	6

Balance at December 31, 2007	6,132	-	390	4	287	(2,276	)*	4,537	(373)	4,164

*	Retrospective application by restatement, see Note 2F(3)

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

		2009	2008	2007
	Note	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the year		3,541	1,521	1,361
Adjustments:
Depreciation	10	1,337	1,394	1,482
Amortization of intangible assets	11	266	289	270
Amortization of deferred and other expenses	12	28	20	17
Profit from deconsolidation of a subsidiary	5	(1,538)	-	-
Share in losses (profits) of equity-
accounted investees	13	34	(5)	(6)
Finance expenses, net	26	362	561	373
Capital gain, net	25	(64)	(68)	(88)
Share-based payment transactions	27	49	75	-
Payments to a former senior officer		-	-	6
Income tax expenses	9	807	720	672
Proceeds (payment) of derivatives, net		11	(38)	(9)

Change in inventory		(114)	42	(6)
Change in trade receivables	8	(584)	(10)	(437)
Change in other receivables	8	37	(44)	4
Change in other payables	15	55	15	(18)
Change in trade payables	15	192	(225)	36
Change in provisions	16	36	(34)	105
Change in broadcasting rights		(49)	(11)	(74)
Change in employee benefits	17	115	(302)	(300)
Change in deferred and other income		(41)	50	(11)

Income tax paid, net		(565)	(535)	(430)

Net cash flows from operating activities		3,915	3,415	2,947

Cash flows for investment activities
Investment in intangible assets and deferred expenses	11,12	(349)	(469)	(273)
Proceeds from the sale of property, plant and equipment and deferred expenses		90	147	177
Change in current investments, net		(134)	321	647
Purchase of property, plant and equipment	10	(1,363)	(1,300)	(973)
Proceeds from realization of investments and long-term loans		93	19	66
Purchase of investments and long-term loans		(4)	(8)	(8)
Dividend received		6	13	3
Interest received		29	64	116

Net cash used for investment activities		(1,632)	(1,213)	(245)

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (contd.)

		2009	2008	2007
	Note	NIS millions	NIS millions	NIS millions

Cash flows for financing activities
Issuance of debentures	14	-	-	1,814
Bank loans	14	400	-	50
Repayment of debentures	14	(682)	(714)	(1,927)
Repayment of loans	14	(109)	(148)	(840)
Short-term borrowing, net	14	48	(50)	(37)
Dividend paid	21	(1,941)	(1,514)	(2,860)
Interest paid		(354)	(243)	(389)
Proceeds of derivatives, net		43	52	77
Dividends paid to non-controlling interests
less funds transferred, net		(24)	8	-
Proceeds from exercise of options to shares		129	-	-

Net cash used for financing activities		(2,490)	(2,609)	(4,112)

Net decrease in cash and cash equivalents		(207)	(407)	(1,410)
Cash and cash equivalents at January 1		786	1,203	2,632
Exchange rate differences		1	(10)	(19)

Cash and cash equivalents at the end of the year	6	580	786	1,203

The attached notes are an integral part of the consolidated financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The official address of the Company is 132 Menachem Begin Road, Tel Aviv. The consolidated financial statements of the Company as at December 31, 2009 include those of the Company and its subsidiaries (together –“the Group”), as well as the interests of the Group in associates. The Group is a principal provider of communication services in Israel (see also Note 29 – Segment Reporting).

B.	The controlling shareholder of the Company is Ap.Sb.Ar. Holdings Ltd. which held 30.61% of the Company’s shares at December 31, 2009.

On October 25, 2009, Ap.Sb.Ar. notified the Company that it had entered into an agreement with 012 Smile Communications Ltd for an off-floor sale of all the Company’s shares that it holds. Completion of the transaction is subject to the receipt of the regulatory approvals required by law no later than April 25, 2010. Subsequent to completion of the transaction, Ap.Sb.Ar. is not expected to hold shares in the Company.

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by the Communications Law. The Company’s service tariffs, which are prescribed in regulations are automatically updated in accordance with a linkage formula. The Company was declared as a monopoly in its core operations. All of the Group's segments are in competition. The operations of the Group are subject, in general, to government regulations and supervision. The intensifying competition and changes in the communications market could have an adverse effect on the business results of the Group.

D.
As of August 21, 2009, the Company no longer consolidates the reports of DBS Satellite Services (1998) Ltd. (“DBS) in its financial statements. The investment in DBS is stated according to the equity method commencing from that date. See Note 5 below.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements –

(1)
International Financial Reporting Standards (“IFRSs”) – Standards and interpretations adopted by the International Accounting Standards Board (IASB), which include International Financial Reporting Standards (IFRSs) and International Accounting Standards (IAS), including interpretations for these standards as determined by the International Financial Reporting Interpretations Committee (IFRIC) or interpretations determined by the Standing Interpretations Committee (SIC), respectively.

(2)	The Company: “Bezeq” The Israel Telecommunication Corporation Limited.

(3)	The Group: “Bezeq” The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 13 – Subsidiaries

(4)	Subsidiaries: Companies whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Group.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 2 - BASIS OF PREPARATION (CONTD.)

A.	Definitions (contd.)

(5)	Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the financial statements on the equity basis

(6)	Investees: Subsidiaries or associates

(7)	Related party: As defined in IAS 24, Related Parties

(8)	Interested parties: As defined in paragraph (1) of the definition of an “Interested Party” in section 1 of the Securities Law, 5728-1968

(9)	CPI – The Consumer Price Index as published by the Central Bureau of Statistics

B.	Statement of compliance

The Group has prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), and in accordance with the Securities Regulations (Annual Financial Statements), 5770-2010.

The consolidated financial statements were approved for publication by the board of directors on March 2, 2010.

C.	Functional currency and presentation currency

The consolidated financial statements are stated in New Israel Shekels (“NIS”), which is the functional currency of the Group and are rounded to the nearest million. The shekel is the currency representing the principal economic environment in which the Group operates.

D.	Basis of measurement

The consolidated financial statements were prepared on the basis of historical cost except for the following items:

•	Derivative financial instruments are measured at fair value.
•	Financial instruments at fair value through profit or loss are measured at fair value.
•	Available-for-sale financial assets are measured at fair value.
•	An investment in a deconsolidated investee was stated at fair value and from that date, is accounted using the equity method, as described in Note 5.
•	Assets are stated at deemed cost, residual value as described in Note 10.
•	Liabilities for employee benefits, as described in Note 17.
•	Deferred tax assets and liabilities are measured according to the tax rates that are expected to apply to the temporary differences on the date of their realization.
•	Provisions are recognized according to the most likely outcome. Future cash flows are capitalized at the pre-tax interest rate.

The methods used to measure fair value are explained in Note 4. The value of non-monetary assets and equity items measured on the basis of historical cost was adjusted for changes in the CPI up to December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 2 - BASIS OF PRESENTATION (CONTD.)

E.	Use of estimates and judgment

When preparing the financial statements in accordance with IFRSs, management is required to make judgments and use estimates and assumptions that affect application of accounting policies and the amounts of assets, liabilities, income and expenses. It is clarified that actual results might differ from these estimates.

When formulating accounting estimates used in preparing the Company’s financial statements, management is required to make assumptions as to circumstances and events that involve considerable uncertainty. In exercising its judgment when making the estimates, management relies on past experience, various facts, external factors and reasonable assumptions appropriate to the circumstances of each estimate.

The estimates and assumptions are reviewed on an ongoing basis. Changes in the accounting estimates are recognized in the period in which the estimates are revised and in each future period affected by them.

Information concerning critical estimates when applying accounting policy that have the most significant effect on the financial statements is included in the following notes:

•	Note 5	-	Discontinued operations
•	Note 8	-	Provision for doubtful debts
•	Note 9	-	Use of losses for tax purposes and deferred tax assets and liabilities recognized
•	Note 10	-	Estimated useful life and residual value of items of property, plant and equipment, and determining deemed cost
•	Note 11	-	Measurement of recoverable amounts of cash-generating units
•	Notes 16 and 18	-	Provisions and contingent liabilities
•	Note 17	-	Measurement of a defined benefit liability and employee benefits
•	Note 27	-	Measurement of share-based payments

F.	Changes in accounting policy – Initial implementation of accounting standards

(1)	Presentation of financial statements

Commencing from January 1, 2009, the Group applies IAS 1 – Presentation of Financial Statements, revised (“the Standard”). The Standard permits the presentation of one statement of comprehensive income (a statement combining profit or loss and other comprehensive income) or two statements (a separate income statement and a statement of comprehensive income). The Company opted to present two separate statements. The Company also presents a statement of changes in equity, after the statement of comprehensive income.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 2 - BASIS OF PRESENTATION (CONTD.)

F.	Changes in accounting policy – Initial implementation of accounting standards (contd.)

(2)	Segment reporting

Commencing from January 1, 2009, the Group applies IFRS 8 – Operating Segments (“the Standard”). The Standard states that segment reporting should be presented in accordance with the “management approach", namely – in accordance with the format of the internal reports to the Group’s chief operational decision-maker.

(3)	Employee benefits

Commencing from January 1, 2009, the Group applies IAS 19 – Employee Benefits, revised (“the Amendment”), in accordance with Improvements to IFRSs for 2008. The Amendment addresses the definition of “short-term employee benefits” and “other long-term employee benefits” to refer to when the liabilities are due to be settled. Accordingly, certain benefits were treated as short-term benefits and there was a change in the method for their measurement. Amendment was applied retrospectively and as a result the Group recorded a decrease of NIS 8 million in capital.

(4)	Discontinued operations

Since the Company opted for early application in its financial statements for 2008 of IFRS 3 (revised) and IAS 27 (2008) (see Note 3A (1) below), the Company also opted for early application of IFRS 5 (revised). According to the revised standard, loss of control of a subsidiary is accounted for as a discontinued operation, regardless of whether the Company retains a non-controlling interest in its former subsidiary (for example, when the investee becomes, after loss of control, an equity-accounted associate). In the reporting period, the Company lost its control in DBS (see Note 5), and from the date of loss of control, DBS is an associate of the Company and the investment therein is accounted for by the equity accounting method. Accordingly, the Company presented the operations of DBS as discontinued operations in the income statement and included the required disclosures in the notes, including restatement of the income statements of prior reporting periods.

(5)	Investment in associates

IAS 28 – Investments in Associates, revised (the Amendment) In accordance with the Amendment, impairment of an investment in an associate is tested by testing the entire carrying amount of the investment. Accordingly, an impairment loss recognized on the investment is not specifically allocated to the goodwill included in the investment but to the overall investment, and therefore the full amount of an impairment loss that was recognized in the past may be reversed when the conditions for reversal of IAS 36 are met. Application of the standard did not have a material effect on the Group's financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 - SIGNIFICANT ACCOUNTING PRINCIPLES

The IFRSs set out below have been applied consistently in all periods presented in these  consolidated statements by the Group entities, except for as described in Changes in accounting policy – Initial implementation of accounting standards in section 2F above.

A.	Accounting treatment of investees

(1)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Group has the ability to direct the financial and operating policy of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that confer effective control are taken into account. The financial statements of subsidiaries are included in the condensed consolidated financial statements from the date that control is acquired until the date that control ceases.

The Group opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) commencing from January 1, 2008.

A.
IAS 27 – Consolidated and Separate Financial Statements (2008) refers to the accounting treatment of rights that do not confer control (non-controlling interest) and deals mainly with the accounting treatment of changes in the non-controlling interest after acquiring control, the accounting treatment of loss of control in a subsidiary, and allocations of profit or loss to the equity holders of the parent and to the non-controlling interests. Under the Standard, on loss of control in a subsidiary, the balance of the investment is stated at fair value at that date. The change in fair value of the balance of the investment is recognized in the income statement.

B.
IFRS 3 – Business Combinations (revised) relates also to business combinations made by contract only. The definition of a business combination focuses on the acquisition of control, including contingent consideration. The acquirer can elect to measure any non-controlling interest at fair value at the acquisition date, or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained (against profit or loss).

(2)	Special purpose entity

A special-purpose entity (“SPE”) is included in consolidation if, based on an assessment of the substance of its relationship with the Group and the SPEs’ risks and rewards, the Group concludes that it controls the SPE.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES – (CONT)

A.	Basis of consolidation (contd.)

(3)	Associates (accounted by the equity method))

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method, and are first recognized at their cost or at fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Group’s share in the income and expenses of equity-accounted investees, adjustments to align the accounting policy with that of the Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Group’s share of losses exceeds its interest in an equity-accounted entity, the book value of those interests is reduced to nil and no further losses are recognized except to the extent that the Group has an obligation to support the entity or has made payments on its behalf.

When the Group holds additional long-term interests in the associate, which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different to the Group’s share in the capital of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests.  If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits at its relative share in the additional interests, until the Group’s share in the accumulated losses of the associate is equal to or lower than its share in the capital of the associate.

(4)	Transactions eliminated upon consolidation

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized profits arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the associates. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES – (CONT)

C.	Financial instruments

(1)	Non-derivative financial instruments

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits as they are incurred. Regular way purchases are recognized initially at the trade date when the Group becomes party to the contractual provisions of the instrument. Financial instruments comprise investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, a debentures issued and loans taken by the Group.

Derecognition of financial assets

A financial asset is derecognized when the Group’s contractual rights to the cash flows from the financial asset expire, or the Group transfers the rights to the cash flows from the finance asset in a transaction that transfers all the risks and rewards from ownership of the financial asset.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

The Group classifies financial assets as follows:

Cash and cash equivalents

Cash includes cash balances for immediate use and deposits as required. Cash equivalents include short-term investments (with up to three months between the original deposit and maturity) that are highly liquid and that can be easily converted into known amounts of cash and that are exposed to an insignificant risk of changes in value.

Financial assets at fair value through profit or loss

A financial instrument is classified at fair value through profit or loss (mainly investments in marketable securities) if it is held for trading or is designated as such upon initial recognition. The Group manages such investments and makes purchase and sale decisions based on their fair value, in accordance with the Group’s investment strategy.

Available-for-sale financial assets

The Group’s investments in shares and certain debt instruments are classified as available-for-sale financial assets. Subsequent to initial recognition, these investments are measured at fair value and changes, other than impairment losses and foreign exchange gains and losses are recognized directly in other comprehensive income and presented in capital reserve for available-for-sale financial assets. A dividend received for available-for-sale financial assets is recognized in profit or loss on the date of payment. When an investment is derecognized, the cumulative gain or loss in equity for available-for-sale financial assets is transferred to profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. These assets are first recognized at fair value with the addition of attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

C.	Financial instruments (contd.)

(1)	Non-derivative financial instruments (contd.)

Non-derivative financial liabilities
A financial liability is derecognized when the Group's obligation specified in the contract is discharged, cancelled or expired.

Financial liabilities are initially recognized in fair value with the addition of all the attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

The Group has non-derivative financial liabilities as follows: Debentures, loans and credit from banks, trade and other payables.

Financial assets and liabilities are offset and the net amounts are presented in the statement of financial position. The Group conducts currency legal rights enforceable to offset the recognized amounts and intends to remove the assets and liabilities on a net basis or to exercise the asset and remove the liability at the same time.

(2)	Derivative financial instruments

|The Group holds derivative financial instruments to hedge its exposure to foreign currency and the CPI. Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the hybrid instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the income statement as finance income or expense as incurred.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to their initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the income statement as incurred.

Economic hedging

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Changes in the fair value of such derivatives are recognized in profit or loss as finance revenue or expense.

(3)	CPI-linked assets and liabilities not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

D.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Certain items of property, plant and equipment that were revalued to fair value on the date of transition to IFRSs, are measured on the basis of their deemed cost, which is the revalued amount at the transition date (January 1, 2005), in accordance with the Group’s assessments based on an external appraisal.

Cost includes expenditure that is directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located in cases where the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Where significant parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Changes necessitated for asset dismantling and site restoration, except for changes caused by the passage of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset does not exceed its carrying amount, and the balance, if any, is recognized in profit or loss as incurred.

Profit or loss from disposal of property, plant and equipment is determined by comparing the proceeds from its disposal to the carrying amount of the asset, and is recognized net under “other income” in the income statement.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of the item if it is likely that the future economic benefit embodied in the replaced item will flow to the Group and if the cost of the item can be reliably measured.  Ongoing maintenance cost of property, plant and equipment items are recognized in profit or loss as incurred.

(3)	Capitalization of borrowing costs

Specific and non-specific borrowing costs are capitalized as qualifying assets during the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized, using a capitalization rate which is the weighted-average cost of those borrowing sources. Other borrowing costs are recognized in the income statement as incurred.

(4)	Depreciation

Depreciation is the systematic allocation of the depreciable amount of an asset over the useful life. A depreciable amount is the cost of the asset, or another amount replacing the cost, less the residual value of the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this method is the best reflection of the expected pattern of consumption of the future economic benefits in the asset. Leased assets in finance leases are depreciated over the shorter of the term of the lease and the useful life.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

D.	Property, plant and equipment

(4)	Depreciation (contd.)

Leasehold improvements are depreciated over the shorter period of the lease, which includes any option for the extension of the lease held by the Group and which it intends to exercise and the period of use of the leasehold improvements.

The estimated useful lives for the current and comparative periods are as follows:

	Year	Main depreciation (%)

NGN equipment	8	12
Digital switching equipment	4-10	10
Transmission and power equipment	5-10	20
Network equipment	5-25	4
Terminal equipment (cellular)	2-3	33
Subscriber equipment	5	20
Vehicles	7	15
Internet equipment	4-7	20
Office equipment	5-16	10
Electronic equipment, computers and internal communication systems	3-7	33
Cellular infrastructure equipment	5-10	10
Buildings	25	4

Depreciation methods, useful lives and residual values are reviewed at minimum at each reporting year and adjusted as required.

E.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use, are classified as assets held for sale. These assets are presented at the lower of carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in profit or loss. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

F.	Intangible assets

(1)	Goodwill

Goodwill is created as a result of the acquisition of subsidiaries and recorded under intangible assets.

Acquisitions prior to January 1, 2005

For business combinations which occurred prior to January 1, 2005, the transition date to IFRS 3,  goodwill reflects the amount recognized by the Group according to accepted accounting principles in Israel. For these acquisitions, accounting treatment was not adjusted to IFRS 3 in preparing the opening balance sheet of the Group.

Acquisitions subsequent to January 1, 2005

For business combinations, the acquisitions of associates and jointly-controlled companies on or after January 1, 2005 (the transition date to IFRS), goodwill reflects the excess cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. Impairment loss for these investments is attributable to the entire investment and not to assets comprising the investment against goodwill. Therefore, the Group recognizes the reversal of losses recognized for equity-accounted investments when their recoverable amount increases.

(2)	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development expenses are recognized in profit or loss as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

(3)	Subscriber acquisition

Direct sale commissions paid to dealers and salespersons in respect of sales and upgrades to subscribers who have signed long-term commitments are recognized as an intangible asset. Amortization expenses are recognized in profit or loss over the period of the subscribers’ commitments (between 18 and 36 months), on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

(4)	Software

The Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in profit or loss using the straight-line method over the estimated useful life of the asset.

(5)	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

F.	Intangible assets (contd.)

(6)	Subsequent costs

Subsequent expenses are recognized as an intangible asset only when they increase the future economic benefits embodied in the asset for which they were incurred. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in profit or loss as incurred.

(7)	Amortization

Amortization is the systematic allocation of the depreciable amount of an intangible asset over its useful life. A depreciable amount is the cost of an asset, or another amount instead of the cost, less its residual value.

Amortization, except for goodwill, is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is reviewed for impairment.

Estimated useful lives for the current and comparative periods are as follows:

Capitalized development expenses	4-7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	Depending on the estimated contractual commitment with the subscriber
Frequency usage rights	Over the term of the license for 13.6 years, starting from use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

The estimates regarding the amortization method and useful life are reassessed at each reporting date and adjusted as required.

G.	Leased properties

Leases in which the Group assumes most of the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased properties are measured at the lower of the fair value and the present value of the minimum future lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis according to the period in the agreement and no further than the expected estimated useful life of those capacities.

Other leases are classified as operating leases and the leased properties are not recognized on the Group’s balance sheet. Leases of land from Israel Lands Administration ("the Administration") are operating leases. Lease payments made in advance to the Administration are stated in the statement of financial position of the Group and recognized in the income statement over the term of the lease.

The Group applies IFRIC 4 – Determining Whether an Arrangement Contains a Lease, which defines criteria for determining, at the start of the arrangement, whether the right to use the property constitutes a lease arrangement. In addition, it defines when the arrangement should be re-examined. The Group applied the relief laid down in IFRS 1, whereby the examination of whether an arrangement contains a lease is based on the facts and circumstances prevailing on January 1, 2005 (the date of transition to IFRSs).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

H.	Inventory

Inventory is measured at the lower of cost and net realizable value. Cost of inventory is determined on the basis of the moving weighted average method. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventory of a subsidiary includes terminal equipment and accessories intended for sale, as well as spare parts used for repairs in the repair service it provides to its customers. As part of its normal operations, the subsidiary upgrades the terminal equipment for its customers, and therefore inventory also includes used handsets and accessories returned by customers.

I.	Impairment

(1)	Financial assets

The Group reviews a financial asset for impairment when there is objective evidence that one or more events have had a negative effect on the estimated future cash flows of that asset.

The Group’s review of impairment of available-for-sale financial assets that are equity instruments also includes the difference between the fair value of the asset and its original cost, for the period of time at which the fair value of the asset is lower than its original cost, and changes in the technological, economic or legal environment or the market environment in which the company that issued the instrument operates. In addition, material or ongoing decrease in the fair value below the original cost is objective evidence of an impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and specific Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

(2)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. On January 1, 2005, the date of transition to IFRSs, the Group reviewed goodwill for impairment. In subsequent periods, the Group assesses annually the recoverable amount of goodwill and of assets which are not available for use, or more frequently if there are indications of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price (fair value less selling costs). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For assessing impairment, the assets are grouped together into the smallest group of assets that generate cash from ongoing use, which are mainly independent of other assets and groups (“cash-generating unit”). To test for impairment of goodwill, cash-generating units to which goodwill is assigned are grouped so that the level in which impairment is tested represents the lowest level within the entity at which goodwill is monitored for internal reporting, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing, is allocated to cash-generating units which are expected to generate benefits from the synergy of the combination.

An impairment loss is recognized when the carrying amount of the asset or its cash-generating unit exceeds its recoverable amount and is charged to profit or loss. Impairment losses recognized for cash-generating units are allocated initially to reduce the carrying amount of any goodwill allocated to the units, and thereafter, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount after reversal does not exceed the carrying amount, net of depreciation or amortization, that would have been determined if no impairment loss had been recognized.

Goodwill that is part of the investment account in an associate is not recognized separately and therefore is not tested separately for impairment. Alternatively, impairment of an investment is tested when there is objective evidence of impairment.

J.	Employee benefits

(1)	Severance benefits

The Group has a number of severance benefit plans. The plans are usually financed by contributions to insurance companies, and are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

The Group’s obligations to make contributions to a defined contribution plan are recognized as an expense in profit or loss on the date on which the obligation to contribute is assumed. (See Note 17A below.)

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

J.	Employee benefits (contd.)

(1)	Severance benefits (contd.)

B.	Defined benefit plans

The Group’s net liability for defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value less the fair value of the plan’s assets and less the cost of past service not yet recognized. The discount rate is the yield at the reporting date on government bonds denominated in the same currency and with similar maturity dates to the terms of the Group’s liability. The calculations are made by a qualified actuary (see Note 17B below).

When the calculation results in an asset for the Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan.

Where the minimum contribution requirement includes an obligation to pay additional amounts relating to past services, the Company recognizes an additional obligation.

When the benefits of a plan are improved, the portion of the increased benefits relating to past service of employees is recognized in profit or loss on a straight-line basis over the average period until the benefits mature. If the benefits mature immediately, the expense is recognized in profit or loss as incurred.

The Group has an officers’ insurance policy that was issued prior to 2004. Under the terms of the policy, the real retained earnings accumulated on the compensation component will be paid to an employee upon severance.

For these policies, the assets of the plan include the balance of the compensation component and the balance of any real profit accumulated on the contributions for compensation up to the reporting date, and are reported at fair value.

The assets of this plan are used for a defined benefit plan that includes two liability components. The defined benefit plan for compensation, which is calculated actuarially as aforesaid, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured in the amount of the real retained earnings that actually accumulated at the reporting date.

The Group immediately recognizes, through other comprehensive income, all actuarial gains and losses arising from defined benefit plans directly in retained earnings.

(2)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than post-employment benefit plans is the amount of future benefit payable to employees in return for their service in the current and prior periods. The amount of these benefits is discounted to its present value, net of the fair value of the assets related to the obligation. The discount rate is the yield at the reporting date on government bonds denominated in the same currency and with a maturity date similar to the terms of the Group’s obligation. The calculation is made using the projected credit unit method. Actuarial gains or losses are recognized in the income statement as incurred (see Note 17C).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

J.	Employee benefits (contd.)

(3)	Benefits for early retirement and dismissal

Severance benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Employee benefits for voluntary retirement are recognized as an expense when the Group proposes a plan encouraging employees to retire voluntarily, the plan is expected to be accepted, and the number of those who will benefit from the plan can be estimated reliably (see Note 17D).

(4)	Short-term benefits

Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recognized when the relevant service is rendered. A provision for short-term employee benefits in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to pay that amount for a service rendered by the employee in the past, and that amount can be reliably estimated.

(5)	Share-based payments

The fair value on the grant date of options granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options expected to vest.

The Group takes into consideration share-based payments subject to non- vesting terms, when calculating the fair value of the equity instruments that are granted. As such, the Group recognizes an expense for these grants irrespective of whether these terms are fulfilled.

K.	Provisions

A provision is recognized if as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are measured by discounting future cash flows at a pre-tax interest rate that reflects current market assessments of the time value of the money and the risks specific to the liability.

(1)	Lawsuits

Contingent liabilities are accounted for under IAS 37 and its related provisions. Accordingly, the claims are classified according to groups with similar characteristics, by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability
B.	Possible – probability higher than unlikely and less than 50%
C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, and which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 18 describes the amount of additional exposure due to contingent liabilities which are likely to be realized.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

K.	Provisions (contd.)

(2)	Onerous contracts

A provision for onerous contracts is recognized when the benefits expected to be derived by the Group from the contracts are lower than the unavoidable cost of meeting its obligations under the contracts. The provision is measured at the lower of the present value of the expected cost of terminating the contract and the present value of the expected net cost of continuing the contract.

(3)	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is accrued in accordance with IAS 37. The provision is accrued for those rental agreements in which the Group has undertaken to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

(4)	Warranty

A subsidiary recognized a provision for warranty in respect of first-year insurances for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damages. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

L.	Revenue

The Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenue is measured at the fair value of the consideration received or about to be received, less returns, trade discounts and volume rebates.

(1)	Equipment sales

Revenue from sales of terminal equipment is recognized in profit or loss when the significant risks and rewards of ownership of the goods transfers to the buyer, receipt of the consideration is probable, the possibility that the goods will be returned and the costs generated in respect of the transaction can be reliably estimated and when the Company has no ongoing involvement with the goods.

Revenue from the sale of terminal equipment to subscribers in long-term credit arrangements is recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind. Finance income in respect of these transactions is recognized in profit or loss over the period of the installments by the effective interest method.

(2)	Revenue from services

Revenue from services rendered is recognized in profit or loss proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is certain. Revenue from calls, including revenue from prepaid call cards, is recognized when the call is made by the customer.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

L.	Revenue (contd.)

(3)	Multi-component sales agreements

The Group recognizes revenue in accordance with IAS 18. For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenue to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

(4)	Reporting of gross or net revenues

Where the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenue is recognized on a net basis. However, where the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenue is recognized on a gross basis.

M.	Costs and expenses

Costs and expenses in the income statement are stated and analyzed according to classification based on the nature of the expenses. Classification is compatible with the understanding of the Group’s business, which addresses a wide range of services provided using common infrastructure. All of the costs and expenses are used to provide services.

N.	Finance income and expense

Finance income includes interest income in respect of amounts invested (including financial assets available for sale), income from dividends, interest income accrued by the effective interest rate method in respect of the sale of terminal equipment in installments, gains from the sale of available-for-sale financial assets, changes in the fair value of financial assets stated at fair value through profit or loss, gains from foreign currency and gains from hedging instruments that are recognized in profit or loss. Interest income is recognized as incurred, using the effective interest method. Dividend income is recognized on the date that the Group’s right to receive payment is established which in the case of quoted securities is the ex-dividend date.

Changes in the fair value of financial assets recognized at fair value through profit or loss include revenue from dividends and interest.

Finance expenses comprise interest expense on loans received, debentures issued, commissions paid, changes in the time value in respect of provisions, changes in the fair value of financial assets stated at fair value through profit or loss, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized in operating and general expenses), and losses from hedging instruments recognized in profit or loss. Non-discounted borrowing costs are recognized in profit or loss using the effective interest rate.

Gains and losses from exchange rate differences are reported on a net basis.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

O.	Income tax expense

Income tax expense includes current and deferred taxes and is recognized in the income statement unless the tax arises from items recognized directly in capital or other comprehensive income, in which case it is recognized in capital or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the tax year, using tax rates applicable according to laws enacted or substantially enacted at the reporting date, and including changes in the tax payments relating to prior years.

Deferred taxes are recognized in respect of temporarily differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. The Group does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities in a transaction which is not a business combination and which does not affect accounting profit or taxable profit, losses carried forward which are not expected to be utilized in the foreseeable future, and differences arising from investment in subsidiaries and associates if they are not expected to be reversed in the foreseeable future and if the Group is in control on the reversal date of the difference. Deferred taxes are measured according to the tax rates that are expected to apply to the temporary differences on the date of their realization, based on the laws enacted or substantively enacted at the balance sheet date. The Group sets off deferred tax assets and liabilities if there is an enforceable legal right to offset current tax assets and liabilities and they are attributed to the same taxable income levied by the same tax authority in the same assessed company or in different companies which intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities are settled simultaneously.

A deferred tax asset is recognized for transferred losses, tax benefits and temporary deductible differences if it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced if the related tax benefits are not expected to be realized.

P.	Discontinued operations

A discontinued operation is an operation in which the company loses control, however it still has a holding that confers material influence in respect of the operation. For the discontinued operation, comparative information is restated in the income statement, as if the operation was discontinued from the beginning of the prior comparative period.

Q.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which include share options granted to employees.

R.	Segment reporting

An operating segment is a part of the Group that meets the three conditions set forth below:

1.	The segment engages in business operations that may generate revenue and may incur expenses, including revenue and expenses relating to transactions between the Group companies.
2.	The operational results of the segment are regularly reviewed by the chief operating decision maker of the Group, in order to allocate resources to the segment and assess its performance
3.	Separate financial information is available.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 3 – SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

S.	Transactions with a controlling shareholder

Assets and liabilities in a transaction with the controlling shareholder are measured at fair value on the transaction date. As this is a capital transaction, the Company charges the difference between the fair value and the proceeds from the transaction to shareholders’ equity.

T.	Dividend declared subsequent to the balance sheet date

An obligation relating to a dividend proposed or declared after the balance sheet date is recognized only in the period in which the declaration was made.

U.	Reclassified amounts

The financial statements include reclassification of certain amounts of the comparative figures for the relevant sections.

V.	New standards and interpretations not yet adopted

(1)
Below are details of the amendments that are relevant to the operations of the Group,  published and approved by IASB and which apply in the periods commencing on or after January 1, 2010, and which are not expected to have a material effect on the financial statements.

A.
IAS 17 – Leases: Classification of Leases of Land and Buildings (revised) (“the Amendment”). The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term. The Amendment is effective for annual financial statements commencing on or after January 1, 2010

B.
The appendix to IAS 18 includes an example that lists guidelines for identifying whether an entity is acting as a principle or an agent when selling goods or rendering services. In accordance with the amendment, an entity is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

C.
Amendment to IAS 39 – Financial Instruments: Recognition and Measurement (revised), treating loan prepayment penalties as an embedded derivative. The amendment is to be effective for annual periods commencing on or after January 1, 2010.

(2)
Amendments to IFRS 2 – Share-Based Payment (“the Amendments”) Cash-settled share-based payment transactions in the Group. The Amendment is not expected to have an effect on the financial statements of the Group.

(3)
IFRS 9 – Financial Instruments (“the Standard”) This Standard replaces the requirements in IAS 39 for classifying and measuring financial assets. Under the Standard, there are two main classifications for measuring financial assets: amortized cost and fair value. The basis for classification for debt instruments is based on the entity’s business model for measuring financial assets and on the contractual cash flow characteristics of the financial asset.

The Standard will be applied for annual periods commencing on or after January 1, 2013. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs. Application of the Standard will be retrospective, with the exception of specific exemptions. The Group is considering the anticipated effects of the Standard on its financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 4 – DETERMINING FAIR VALUE

Accounting policies and disclosure requirements require the Group to determine the fair value of monetary and non-monetary assets and liabilities. Fair values have been determined for measurement and / or disclosure based on the following methods. Further information about the assumptions used in determining the fair values can be found in the Notes relevant to the particular asset or liability.

A.	Property, plant and equipment

Certain items of property, plant and equipment were revalued on the date of transition to IFRS (January 1, 2005). Determination of the deemed cost of the items is based on a valuation by an external appraiser using the depreciated replacement cost method.

B.	Investments in shares and debentures

The fair value of financial assets measured at fair value through profit or loss and  available-for-sale financial asset is based on their proposed selling price quoted at the end of trading, at the reporting date or calculation of most of the observable information in the market (such as use of the interest curve).

C.	Trade and other receivables

The fair value of trade and other long-term receivables (determined mainly for disclosure purposes only), is based on the present value of the future cash flows, discounted at the market interest rate at the balance sheet date.

D.	Derivatives

The fair value of forward contracts on foreign currency or the CPI and options on foreign currency is based on their quoted market prices, if available, and if unavailable, on the basis of capitalization between the price stated in the forward contact and the price of the present forward contact in respect of the balance of the term of the contract until redemption at an appropriate interest rate.

E.	Non-derivative financial liabilities

The fair value, which is determined for disclosure, is calculated at the present value of the future principal and interest cash flows, discounted at the market interest rate at the reporting date.

F.	Share-based payment transactions

The fair value of stock options for employees is measured using the Black and Scholes model. The assumptions of the model include the share price at the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected from information available to the public), the weighted average of the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Conditions of service and performance which are not market conditions are not taken into account when determining the fair value. Conditions which are not vesting conditions are taken into account in calculating the fair value. See also Note 27.

G.	Investment in investees

The fair value of investments in equity-accounted investees is measured and to record the investment at fair value on deconsolidation of a subsidiary (see Note 5 below).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 5 – DISCONTINUED OPERATIONS

On August 20, 2009, the Supreme Court accepted the appeal of the Antitrust Commissioner (“the Commissioner”) against the merger notice filed by the Company and DBS, regarding exercise of options for DBS shares by the Company, and ruled against the merger. The ruling of the Supreme Court is a peremptory ruling. Until the ruling of the Supreme Court, the Company consolidated the financial statements of DBS in its financial statements (the Company held 49.8% of the share capital of DBS), even though it did not have legal control of DBS, as in view of all the circumstances, including the Company’s additional potential voting rights by virtue of the options, in the opinion of the Company, it was able to direct the financial and operational policy of DBS.

The Company estimates that the ruling of the Supreme Court, which is a final and irrevocable external barrier to the Company’s ability to obtain more than 50% of the voting rights in DBS, will lead to a material change in the operations between the Company and YES and its shareholders, following which the Company will no longer be able to direct the financial and operational policy of DBS. Therefore, the Company cannot be regarded as controlling DBS (neither legally nor effectively). Accordingly, commencing from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS shares is stated according to the equity method commencing from that date. The financial statements of DBS are attached to these financial statements.

At the deconsolidation date, the Company presented its investment in shares, share options and loans to DBS according to the equity method based on a valuation by an independent assessor whose opinion is attached to the Hebrew financial statements. According to the opinion, the value of the Company’s investment in shares, share options and loans to DBS is estimated at between NIS 1.145 billion and 1.234 billion. The Company stated the investment at NIS 1.175 billion and recognized a profit of NIS 1.538 billion.

At the deconsolidation date, the Company recognized its remaining investment in DBS at fair value. To apply the equity method from the deconsolidation date, the Company measured its share in the identifiable assets of DBS and the liabilities of DBS at the deconsolidation date, through an external appraiser. In this context, the fair value of the tangible assets, intangible assets (other than goodwill), and liabilities of DBS at the deconsolidation date underwent a valuation. The difference between the fair value of the remaining investment in DBS at the deconsolidation date and the Company's share in the identifiable assets of DBS and the liabilities of DBS at that date constitute the goodwill included in the calculation of the Company’s investment in DBS at the deconsolidation date.

The fair value is based on an individual estimate of the fair value of the tangible and intangible assets (and liabilities) of DBS. Fair value is defined as the value of the asset (liability) at the date of the transaction between a willing buyer and a willing seller.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 5 – DISCONTINUED OPERATIONS (CONTD.)

Main points of the valuation:

A.
Customer relations were estimated at NIS 797 million (according to 100%). The estimate was based on the multi-period excess earning method, which involves the preparation of a future operational profit forecast referring to relations with acquired customers only. A model was chosen that assumes the generation of financial benefit from these customer relations for seven years, inter alia, in view of the estimated churn rate and the uncertainty regarding the survivability of the customer base subsequent to this period given the technological developments in the field (for example, IPTV).

The amortization rate determined according to the expected cash flow from customer relations is 20% for the first three years, 15% for the next two years, and 5% for another two years.

B.	Brand value is estimated at NIS 174 million (according to 100%). The estimate was made according to the relief from royalty method, according to the remaining balance of the useful life of 12 years.

C.	Value of property, plant and equipment: The fair value of the property, plant and equipment was estimated according the book value at DBS at the deconsolidation date plus NIS 29 million.

D.
Loans from institutions and debentures: The surplus value on the cost is estimated at NIS 53 million (according to 100%). The fair value of the loans and debentures was calculated according to the capitalized cash flow from the acquisition date onwards, at a capitalization rate of 8%, representing the weighted price of the debt. The balance of payments was measured according to the known index at the acquisition date.

E.
Shareholder loans and options: The fair value of the loans and options was set by allocating the value of shareholders' equity and shareholder loans to the various investment instruments (the valuation is attached to the Hebrew financial statements). For the allocation, average useful life was estimated for each of the shareholder loans and effective rate of return.

F.
Goodwill: A value of NIS 814 million constitutes the difference between the fair value of the Company’s remaining investment in DBS at the deconsolidation date and the Company's share in the identifiable assets of DBS and the liabilities of DBS at the deconsolidation date.

The consolidated statements of income for the year ended December 31, 2009 are stated without consolidation of the statements of DBS. The operational results of DBS for the period up to August 20, 2009 and comparative figures were presented as discontinued operations. The consolidated statements of income for the years ended December 31, 2008 and December 31, 2007 were restated in order to retrospectively reflect the discontinued operations following deconsolidation, separately from continuing operations. The statements of financial position as at December 31, 2008 and 2007 and the statements of cash flow for 2008 and 2007 were not restated.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 5 – DISCONTINUED OPERATIONS (CONTD.)

(1)	Results of discontinued operations

	From January 1 to August 20 2009	Year ended December 31 2008	Year ended December 31 2007
	NIS millions	NIS millions	NIS millions

Revenue	970	1,513	1,415
Cost of revenue	663	1,091	1,117

Gross profit	307	422	298

Selling and marketing expenses	79	128	138
General and administrative expenses	74	117	104

	153	245	242

Operating profit	154	177	56

Finance expenses, net	313	441	168

Loss before income tax	(159)	(264)	(112)
Income tax	-	1	6

Loss after income tax	(159)	(265)	(118)

Profit from deconsolidation of a subsidiary	1,538	-	-

Profit (loss) for the period from discontinued operations	1,379	(265)	(118)

(2)	Cash flow from discontinued operations

	From January 1 to August 20 2009	Year ended December 31 2008	Year ended December 31 2007
	NIS millions	NIS millions	NIS millions

Cash flow from operating activities	260	347	250
Cash flow used for investment activities	(176)	(237)	(254)
Cash flow arising from (used for) finance activities	(84)	(110)	4

Cash flow from discontinued operations	-	-	-

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 5 – DISCONTINUED OPERATIONS (CONTD.)

(3)	Effect of discontinued operations on the financial position of the Group

August 20
2009
NIS millions

Working capital	456
Property, plant and equipment	(678)
Broadcasting rights, net of rights exercised	(302)
Intangible assets (except for goodwill)	(59)
Goodwill	(760)
Debentures	737
Loans from banks and institutions	1,019
Non-controlling interests	(551)
Investments in equity-accounted investees (mainly in loans)	1,175
Loans from non-controlling interests	501
Profit from deconsolidation of a subsidiary	(1,538)

-

NOTE 6 – CASH AND CASH EQUIVALENTS

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Bank balances	64	30
Demand deposits	516	756

	580	786

The effective interest rate on the demand deposits in 2009 was 0.74% - 0.8% (2008 – 3.9% - 4.01%). For deposits, the average maturity period was 6-8 days (2008 – 6-7 days). See also Note 32.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 7 – INVESTMENTS, INCLUDING DERIVATIVES

A.	Segmentation by financial assets

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Current investments
Financial assets held for trade (money market fund)	141	-
Derivatives	13	24
Other investments	-	9

	154	33
Non-current investments
Bank deposit for providing loans to employees (2)	83	130
Available-for-sale financial assets (1)	37	57
Derivatives	10	-

	130	187

	284	220

(1)	Sensitivity analysis – price risk of available-for-sale financial assets (shares and options)

The strengthening of the shekel compared to the dollar by 10% would increase the value of the financial assets available for sale and increase the equity by NIS 2.7 million after tax (in 2008, an increase of NIS 4.1 million after tax). A similar change in the opposite direction would reduce equity by the same amount.

(2)
The deposit serves as a security for providing bank loans to Company employees. The deposit is unlinked and the effective interest rate of the deposit at December 31, 2009 is 2.73% (in 2008, 2.85%). The Company is liable for the loans to employees. The deposit is stated at its present value, taking into account the loan repayment schedule, based on a weighted average discount rate of 3.53% (in 2008, 3.87%).

B.	Analysis of projected exercise dates

	2010	2012	To be set	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Investments in shares and options	-	-	37	37
Bank deposit for providing loans to employees	-	-	83	83
Investment in money market fund	141	-	-	141
Derivatives	13	10	-	23

	154	10	120	284

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 8 – TRADE AND OTHER RECEIVABLES

A.	Composition of trade receivables

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Trade receivables
Outstanding debts	681	747
Credit cards and checks receivable	492	554
Revenue receivable	398	388
Current maturities of long-term receivables	850	684
Associate	70	-

	2,491	2,373

Receivables
Prepaid expenses	88	90
Other receivables	83	121

	171	211

Long-term trade and other receivables
Long term trade receivables (1)	831	576
Other long-term receivables	56	-

	887	576

	3,549	3,160

Trade and other receivables include NIS 64 million for trade and other receivables denominated in the US dollar (in 2008, NIS 85 million).

The long-term trade and other receivables are repayable up to 2013.

(1)	For discount interest rates, see Note 32.

B.	Aging of trade receivables at the reporting date:

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Not in arrears	2,958	2,634
Arrears up to one year	354	341
Arrears between one and two years	127	147
Arrears of over two years	165	138

	3,604	3,260
Less provision for doubtful debts	282	311

	3,322	2,949

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 8 – TRADE AND OTHER RECEIVABLES (CONTD.)

C.	Change in provision for doubtful debts during the year:

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Balance at January 1	311	328
Derecognition for discontinued operations	(9)	-
Loss recognized from impairment	55	38
Change during the year	(75)	(55)

Balance at December 31	282	311

NOTE 9 – INCOME TAX

A.	General

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Current tax expense
For the current period	671	526	359
Adjustments for prior years, net	(30)	(4)	(5)

	641	522	354

Deferred tax expense
Creation and reversal of temporary differences	136	197	312
Effect of change in the tax rate	30	-	-

	166	197	312

Income tax expenses	807	719	666

*	Restatement due to discontinued operations, see Note 5

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 9 – INCOME TAX (CONTD.)

B.	Reconciliation between the theoretical tax on income before tax and tax expenses

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Profit before income tax	2,969	2,505	2,145

Statutory tax rate

Income tax at the statutory tax rate	772	676	621
Differences in the tax rate	60	13	34
Differences in the definition of capital and assets	-	-	(39)
Expenses not recognized for tax purposes	8	22	46
Taxes for prior years	(30)	(4)	(5)
Others	(3)	12	9

	807	719	666

*	Restatement due to discontinued operations, see Note 5

C.	Unrecognized deferred tax liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

Unrecognized deferred tax assets

Deferred tax assets were not recognized for carryforward capital losses for tax purposes at December 31, 2009, in the amount of NIS 31 million.

Deferred tax assets in respect of losses carried forward and tax benefits carried forward and not yet utilized, were not recognized in cases where future taxable income against which they can be utilized is not foreseen. Under existing tax laws, there is no time limit on utilizing tax losses or on utilizing deductible temporary differences. Deferred tax assets were not recognized in respect of these items since it is not anticipated that there will be taxable income in the future against which the tax benefits can be utilized.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 9 – INCOME TAX (CONTD.)

D.	Recognized tax assets and deferred tax liabilities

Deferred tax assets and tax liabilities are attributed to the following items:

	Assets			Liabilities			Net
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Property, plant and equipment	-	25	58	130	125	116	(130)	(100)	(58)
Doubtful debts	47	47	50	-	-	-	47	47	50
Employee benefit plan	338	366	421	-	-	-	338	366	421
Share-based payments	33	122	136	-	-	-	33	122	136
Provisions	38	48	51	-	-	-	38	48	51
Tax losses carried forward	2	4	84	-	-	-	2	4	84
Other assets and deferred expenses	6	11	12	12	13	15	(6)	(2)	(3)

	464	623	812	142	138	131	322	485	681

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

Note 9 – INCOME tAX (contd.)

E.	Changes in temporary differences during the year

	Balance at January 1, 2008	Changes recognized in profit or loss	Changes recognized in equity	Balance at December 31, 2008	Changes recognized in profit or loss	Changes recognized in equity	Balance at December 31, 2009
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Property, plant and equipment	(58)	(42)	-	(100)	(30)	-	(130)
Doubtful debts	50	(3)	-	47	-	-	47
Employee benefit plan	421	(54)	(1)	366	(31)	3	338
Share-based payments	136	(14)	-	122	(89)	-	33
Provisions	51	(3)	-	48	(10)	-	38
Tax losses carried forward	84	(80)	-	4	(2)	-	2
Other	(3)	(1)	2	(2)	(4)	-	(6)

	681	(197)	1	485	(166)	3	322

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 9 – INCOME TAX (CONTD.)

F.	Amendments to the Income Tax Ordinance

1.
On July 14, 2009, the Knesset passed the Economic Arrangements (Amendments for the Implementation of the 2009 and 2010 Economic Plan) Law, 5759-2009. The Law includes provisions for an additional gradual decrease of corporate tax, for a further gradual decrease in the corporate tax rate to a rate of 18%, commencing from the 2016 tax year. Pursuant to the amendments, corporate tax rates applicable from the 2009 tax year onwards are as follows: 2009 tax year – 26%; 2010 tax year – 25%; 2011 tax year – 24%; 2012 tax year – 23%, 2013 tax year - 22%; 2014 tax year - 21%; 2015 tax year – 20% and from the 2016 tax year onwards – 18%.

Current and deferred tax balances as at December 31, 2009 are calculated in accordance with the tax rates specified above.

2.
On February 4, 2010, the Tax Authority issued a Temporary Order for amendment to the Income Tax Ordinance for the 2007, 2008 and 2009 Tax Years, prescribing that Accounting Standard 29 of the Israel Accounting Standards Board (“Standard 29”) cannot determine taxable income even though this standard applies in financial statements for these tax years. Under Standard 29, companies subject to the Securities Law and which report according to this Law, will prepare their financial statements in accordance with IFRSs.

The Company is assessing the effect of the amendment to the Income Ordinance for 2006 to 2009.

H.	Final tax assessments

1.	The Company and Bezeq International have final tax assessments up to and including 2004.

2.	Pelephone and Bezeq Online have final tax assessments up to and including 2005.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Composition and movement:

	Land and buildings	Switching, transmission, power, cellular and satellite equipment	Network equipment	Subscriber equipment	Vehicles	Office equipment and computers	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost or deemed cost
Balance at January 1, 2008	1,890	4,151	12,283	3,283	80	1,285	22,972
Additions	75	765	168	283	22	87	1,400
Disposals (D, below)	(12)	(146)	(1)	(22)	(18)	(19)	(218)
Transfer to assets held for sale	(53)	-	-	-	-	-	(53)
Balance at December 31, 2008	1,900	4,770	12,450	3,544	84	1,353	24,101

Balance at January 1, 2009	1,900	4,770	12,450	3,544	84	1,353	24,101
Additions	54	558	346	207	37	92	1,294
Disposals (D, below)	(69)	(376)	(6)	(217)	(24)	(110)	(802)
Transfer to assets held for sale	(41)	-	-	-	-	-	(41)
Discontinued operations	(40)	(232)	-	(2,928)	-	(74)	(3,274)

Balance at December 31, 2009	1,804	4,720	12,790	606	97	1,261	21,278

Depreciation and impairment losses
Balance at January 1, 2008	1,410	2,056	9,941	2,447	71	983	16,908
Depreciation for the year	85	605	286	310	5	103	1,394
Disposals (D, below)	(11)	(146)	(1)	(5)	(16)	(20)	(199)
Transfer to assets held for sale	(38)	-	-	-	-	-	(38)

Balance at December 31, 2008	1,446	2,515	10,226	2,752	60	1,066	18,065

Balance at January 1, 2009	1,446	2,515	10,226	2,752	60	1,066	18,065
Depreciation for the year	68	631	281	124	8	97	1,209
Depreciation from discontinued operations	2	10	-	109	-	7	128
Disposals (D, below)	(55)	(376)	(3)	(206)	(24)	(110)	(774)
Transfer to assets held for sale	(57)	-	-	-	-	-	(57)
Discontinued operations	(29)	(188)	-	(2,331)	-	(48)	(2,596)

Balance at December 31, 2009	1,375	2,592	10,504	448	44	1,012	15,975
Carrying amount
January 1, 2008	480	2,095	2,342	836	9	302	6,064

December 31, 2008	454	2,255	2,224	792	24	287	6,036

At December 31, 2009	429	2,128	2,286	158	53	249	5,303

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT (CONTD.)

A.
Determination of fair value as deemed cost: Certain items of property, plant and equipment from switching, transmission and power equipment, mainly switching equipment, which were revalued to fair value on the date of transition to IFRS, were measured on the basis of their deemed cost, which was based on their fair value on the transition date (January 1, 2005), as assessed by the Group based on the valuation of an external appraiser.  The valuation was attached to the consolidated financial statements for the year ended December 31, 2006.

B.
Residual value: The residual value of the Group’s copper cables was assessed at the end of the reporting year. The residual value is NIS 598 million and NIS 226 million at December 31, 2009 and December 31, 2008, respectively. The increase in residual value will decrease the depreciation expense of the Company by NIS 18 million in 2010.

C.
Cost of dismantling and removal of assets: The cost of items of property, plant and equipment includes dismantling and removal costs, as well as site restoration costs where the Group has an obligation. These costs are depreciated according to the expected useful life of the sites. In 2009, the Group recognized, as part of the cost of property, plant and equipment, costs of NIS 5 million for dismantling and removal of assets (in 2008, NIS 4 million).

D.
Property, plant and equipment in the Group is derecognized at the year end upon reaching full depreciation, except for land, buildings and vehicles, which are derecognized upon their sale. In 2009, the Group derecognized fully depreciated property at a cost of NIS 661 million (in 2008, NIS 116 million).

E.
The cost includes NIS 6 million in the Group, representing finance expenses which were capitalized in the reporting period in respect of loans and credit in the construction period and calculated at an average interest rate of 6.3% per year (in the prior year, 9.1%).

F.
In November 2007, the general meeting of Pelephone adopted the resolution of Pelephone’s board of directors in September 2007 concerning the installation of an HSPA/UMTS network for one billion shekels. In 2008 and 2009, Pelephone invested NIS 908 million in setting up the network, and the balance of the investment is expected to be spread over the next years. Depreciation commenced in January 2009, as the network was readied and became available for use.

G.
In July 2008, the board of directors of the Company resolved to approve Company implementation of the NGN project. At that date, the board approved detailed planning of the project, which consisted of the setting-up of two operational pilot areas and the purchase of software switches. The project will be implemented in a modular form and the Company will conduct regular reviews. After each stage, the Company will reconsider the viability of continuing the project, looking at all the variable factors that could influence its viability and accordingly, the need to revise the project outline. The content, pace of performance and the amounts to be invested in the project, will be determined each year as part of the Company’s annual budget. In February 2009, the 2010 budget was approved.

H.
The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. The findings of the committees do not indicate a need to change the estimated useful life of the property.

I.	At the balance sheet date, there are agreements to purchase property, plant and equipment in the Group amounting to NIS 379 million (in 2008, NIS 458 million).

K.	See Note 20 for liens.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 11 – INTANGIBLE ASSETS

	Goodwill	Computer software and licenses and discounted development costs	Subscriber acquisition	Right of use in communi-cation and cellular frequencies	Others	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost
Balance at January 1, 2008	1,799	1,360	312	220	61	3,752
Acquisitions or additions from
Independent development	-	141	92	202	2	437
Disposals (1)	-	-	(25)	-	-	(25)

Balance at December 31, 2008	1,799	1,501	379	422	63	4,164

Balance at January 1, 2009	1,799	1,501	379	422	63	4,164
Acquisitions or additions from
Independent development	-	198	95	2	1	296
Disposals (1)	-	(197)	(46)	-	-	(243)
Discontinued operations	(760)	(135)	(197)		-	(1,092)

Balance at December 31, 2009	1,039	1,367	231	424	64	3,125

Amortization and impairment losses
Balance at January 1, 2008	6	949	238	-	33	1,226
Amortization for the year	-	194	87	-	8	289
Disposals (1)	-	-	(25)	-	-	(25)

Balance at December 31, 2008	6	1,143	300	-	41	1,490

Balance at January 1, 2009	6	1,143	300	-	41	1,490
Amortization for the year	-	146	65	29	9	249
Depreciation for discontinued operations	-	5	12		-	17
Disposals (1)	-	(197)	(46)	-	-	(243)
Discontinued operations	-	(108)	(165)		-	(273)

Balance at December 31, 2009	6	989	166	29	50	1,240

Carrying amount
January 1, 2008	1,793	411	74	220	28	2,526

December 31, 2008	1,793	358	79	422	22	2,674

December 31, 2009	1,033	378	65	395	14	1,885

(1)	Fully amortized intangible assets

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 11 – INTANGIBLE ASSETS (CONTD.)

Total value of goodwill attributable to each cash-generating unit:

	2009	2008
	NIS millions	NIS millions

Cellular : Pelephone Communications Ltd. (1)	1,027	1,027
Multi-channel television: D.B.S. Satellite Services (1998) Ltd. (2)	-	760
Others	6	6

	1,033	1,793

(1)	Impairment of goodwill

The value of the use of cellular telephone – Pelephone, was calculated by the discount cash flow (DCF) method, and was based on the cash flow for the next five years. The cash flow forecast is based on Pelephone’s results in 2009, after adding subscribers in the HSPA network, continued acquisition of new subscribers and upgrade of current subscribers to the HSPA network.  Migration to the new network contributes to Pelephone’s market positioning and improves the customer mix, which leads to increase in ARPU following an increase in revenue from roaming services and content/value added services.

The five-year revenue forecast is based on the forecast of the number of subscribers and average income for each type of income, with reference to the effect of the entry of MVNO and increased competition commencing from 2011 as well as the reduction of interconnect prices commencing from this year. Pelephone is growing slowly in a market that is becoming saturated. An annual increase of up to 0.6% was assumed in 2014 (without Mirs and MVNO). The assumptions regarding call time and call prices lead to an increase in ARPU in 2010 followed by erosion. The operating, sales and marketing expenses were adjusted for Pelephone’s volume of operations, with adjustment for operation of the HSPA network. Tax is deducted from the profit at the statutory tax rate each year.

The investments were estimated according to Pelephone’s investment plan, which includes completion of the investment in the HSPA network, start of investment in the LTE network (including acquisition of frequencies) in 2011-2013, and investment in IT and other ongoing and forecasted investments as well as the investments in acquisition of subscribers.

Cost of capital based on the WACC model is 10%. In addition, it was assumed that the permanent growth of Pelephone will be 1%.

Valuation of Pelephone was based on the comparative method: comparison of Partner and Cellcom, which operate in the same legal and business environment. Multiples of EV/EBITDA and average P/E and EV/revenue were used for 2009 data (some of which are forecasted) and the market value at December 31, 2009 in relation to Pelephone data. The comparison indicates that the value estimated using the DCF method is within the range of the value calculated using these multiples.

This valuation was made by an external appraiser. Based on these valuations, the Group was not required to record an impairment of the cellular cash-generating unit at Pelephone.

(2)	Commencing from August 21, 2009, the Company deconsolidated the statements of DBS and its in investment in DBS is stated at the equity method from that date (see Note 5).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 12 – DEFERRED AND OTHER EXPENSES

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Land lease rights (1)	125	172
Long-term prepaid expenses in respect of use of capacities (2)	296	234
Long-term prepaid expenses in respect of lease agreement	5	5

	426	411

The deductions recognized in profit or loss are NIS 28 million (in 2008, NIS 20 million and in 2007, NIS 17 million).

(1)
Most of the real estate assets used by the Company were transferred to it by the State of Israel pursuant to and at the consideration stated in the asset transfer agreement signed between the Company and the State on January 31, 1984. Some of these assets were leased for 49 years, with an option to extend for another 49 years, and some were rented for two years, renewable each time for another two years.

On May 15, 2003, the Company signed a settlement agreement with the Government of Israel on behalf of the State and Israel Lands Administration, which regulated the dispute between them in the matter of the Company’s rights in the various real estate assets which were transferred to the Company when it commenced operation in 1984, under the asset transfer agreement.

The rights are amortized over the course of the lease period.

(2)	See Note 3G.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 13 - INVESTEES

A.	Equity-accounted associates

(1)	Below is a summary of associates, without adjustment for ownership percentage held by the Group.

(a)	Financial position

	Year ended December 31
	Ownership percentage	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity
		NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

2009
D.B.S. Satellite Services (1998) Ltd.	49.78%	171	1,035	1,206	896	3,418	4,314	(3,108)

Walla! Communications Ltd.	34.24%	149	31	180	78	8	86	94

2008
Walla! Communications Ltd.	34.25%	130	24	154	66	2	68	86

(b)	Operating results:

		Year ended December 31
	Rate of ownership	Revenue	Gross profit	Operating profit (loss)	Profit (loss)
		NIS millions	NIS millions	NIS millions	NIS millions

2009
D.B.S. Satellite Services (1998) Ltd.	49.78%	1,530	488	240	(222)
Walla! Communications Ltd.	34.24%	132	73	28	20

2008
Walla! Communications Ltd.	34.25%	112	63	24	17

2007
Walla! Communications Ltd.	34.41%	99	52	18	16

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 13 – INVESTEES (CONTD.)

A.	Equity-accounted associates (contd.)

(2)	Additional details regarding associates held indirectly by the Group:

The investment in associates comprises the investment of Bezeq International in Walla! Communications Ltd. (“Walla”), an Israeli company whose shares are listed on the Tel Aviv Stock Exchange and which provides internet services and operates internet portals, in Bezecom Ltd. and B-Zone partnership. At December 31, 2009, the investments include the Company’s investments in shares, share options and loans to DBS.

			Amounts provided by the Group to an associate		Scope of investment in an associate	Market value on the TASE
	Country of incorporation	Group’s rights in equity	Loans	Guarantees
			NIS millions	NIS millions	NIS millions	NIS millions

2009
D.B.S. Satellite Services (1998) Ltd. * (1)	Israel	49.78%	1,166	10	1,185	-
Walla! Communications Ltd. (2)	Israel	34.24%	-	-	34	78

			1,166	10	1,219	78
2008
Walla! Communications Ltd.	Israel	34.25%	-	-	32	44

*
The balance of the loans and scope of investment is as stated in the financial statements. In addition, DBS has a current debt to the Group companies. The balance of DBS's current debt to the Company and its subsidiaries amounts to NIS 70 million, of which NIS 52 million is to the Company. The Company and DBS have come to an arrangement for collection of the balance of DBS's debt which as in arrears, NIS 55.6 million. Under the arrangement, the debt is being paid in 60 equal monthly installments plus interest at prime + 1.5%. At the balance sheet date, the balance of the debt covered by the arrangement is NIS 19 million. The balance of the debt to the Company outside the above arrangement, is current debt for which the agreed terms of payment are the usual credit terms between the Company and its customers. At the date of approval of the financial statements, DBS is not in compliance with the terms of the arrangement and the credit terms. The companies defined a new repayment schedule for the entire debt. The arrangement is in the process of being approved.

For the financial position of DBS, see Notes 5 and 29 to the financial statements of DBS for 2009, which are attached to the Company’s financial statements.

(1)	For details of goodwill arising from deconsolidation of DBS, see Note 5.

(2)	The balance of the investment in Walla at December 31, 2009 and 2008 includes goodwill that was not amortized, and its cost at these dates amounted to NIS 4 million.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries

(1)	General information

			Amounts provided by the Company to subsidiaries		Investment of equity-accounted subsidiaries
	Country of incorporation	Company’s rights in equity	Loans	Guarantees
			NIS millions	NIS millions	NIS millions

2009
Pelephone Communications Ltd.	Israel	100%	-	-	3,570
Bezeq International Ltd.	Israel	100%	-	70	710
Bezeq Online Ltd.	Israel	100%	10	-	25
Bezeq Zahav (Holdings) Ltd.	Israel	100%	1,006	-	1,033
Stage One Venture Capital Fund	Israel	71.8%	-	-	43

			1,016	70	5,381

2008
Pelephone Communications Ltd.	Israel	100%	-	-	3,112
Bezeq International Ltd.	Israel	100%	-	70	717
Bezeq Online Ltd.	Israel	100%	12	-	20
Bezeq Zahav (Holdings) Ltd.	Israel	100%	969	-	1,003
Stage One Venture Capital Fund	Israel	71.8%	-	-	39
DBS Satellite Services (1998) Ltd.*	Israel	49.78%	1,232	10	(420)

			2,213	80	4,471

*	For the additional guarantees provided by the Company in respect of DBS, see Note 14B(2) and Note 20 H.

(2)	Dividends received from subsidiaries or that the Company is eligible to receive

	Year ended December 31
	2009	2008
	NIS millions	NIS millions

From Pelephone Communications Ltd.	425	680
From Bezeq International Ltd.	210	20
From Stage One Venture Capital Fund	8	-

	643	700

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries (contd.)

(3)	Details of Group entities

(a)	Pelephone Communications Ltd.

Pelephone Communications Ltd. ("Pelephone") is a wholly-owned subsidiary of the Company. Pelephone provides cellular communication services and value added services and markets and repairs terminal equipment.

Pelephone operates under an operating license from the Ministry of Communications – a general license for cellular services ("the License"). The License was received on February 7, 1996. After Pelephone won an additional band of frequencies in December 2001, the term of the license was extended to 2022, with an option for extension, subject to the terms of the license, for an additional six years (“the additional period”) and for renewal for one or more additional periods of six years after the additional period.

(b)	Bezeq International Ltd.

Bezeq International Ltd. ("Bezeq International") is wholly-owned subsidiary of the Company, and was incorporated on April 5, 1995 to engage in international communications. Since 1999, Bezeq International has also been providing internet access services. Bezeq International has holdings in the Walla! Communications Group Ltd. (see Note 3). Following the merger with BezeqCall Communications Ltd. (BezeqCall), BezeqCall's network end point (NEP) license was assigned to Bezeq International.

On February 8, 2009, the Minister of Communications granted an operation license for domestic telecommunication services to BIP Communication Solutions Limited Partnership (“BIP”), a corporation owned by Bezeq International. The license is for the supply of domestic broadband telephony services (VoB) to private customers through BIP. On August 2, 2009, Bezeq International started to supply domestic broadband telephony services (VoB) to its private customers through BIP.

On December 20, 2009, after the Ministry of Communications determined that Bezeq's market share in domestic telephony in the business sector fell below 85%, the license was amended to permit Bezeq International to supply the services to its business customers as well.

(c)	Bezeq On-line Ltd.

Bezeq On-line Ltd. ("Bezeq On-line") is a wholly-owned subsidiary of the Company and was established in December 2000 and commenced operations in 2001, providing call centre outsourcing services.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 13 – INVESTEES (CONTD.)

B.	Subsidiaries (contd.)

(3)	Details of Group entities (c0ntd.)

(d)	Bezeq Zahav (Holdings) Ltd.

Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") is wholly-owned and controlled by the Company. Bezeq Zahav was established in September 1995 and commenced operations in May 2004. Bezeq Zahav holds debentures issued by the Company.

(e)	Stage One Venture Capital Fund (Israel) L.P.

This is a venture capital fund in which the management rights are held by SOCI, and the Company has rights in the profits – see Note 3A(2).

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS

A.	Composition:

	December 31 2009 *	December 31 2008
	NIS millions	NIS millions

Current liabilities
Short-term credit	-	31
Current maturities of debentures	798	795
Current maturities of bank loans	64	954

	862	1,780

Non-current liabilities
Debentures	2,716	3,943
Bank loans	558	214
Loans from institutions	-	158	**

	3,274	4,315

	4,136	6,095

Loans provided by the non-controlling interest	-	449

*	From August 21, 2009, the Company no longer consolidates the statements of DBS in its financial statements (see Note 5).

**	See Note 3U.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

B.	Debt terms and repayment schedule

				December 31, 2009*		December 31, 2008
		Nominal interest rate	Redemption year	Par value	Carrying amount	Par value	Carrying amount
	Currency	%		NIS millions	NIS millions	NIS millions	NIS millions

Short-term credit				-	-	31	31

Loans from banks and others:
CPI-linked***	NIS	4.45-5.2	2010-2015	194	222	391	480	**
Unlinked (1)	NIS	Prime + 0.85	2010-2013	400	400	846	846
		Up to prime +1
					622		1,357
Debentures issued to the public
Linked to the CPI – series 4 and 5 (3)	NIS	4.8-5.3	2010-2016	2,107	2,476	2,407	2,737

Debentures issued to financial and other institutions:
CPI-linked (4) ****	NIS	4.4-5.95	2010-2015	898	1,038	1,829	2,001

Total interest-bearing liabilities					4,136		6,095

Loans provided by the non-controlling interest in a subsidiary					-	1,012	449

*	From August 21, 2009, the Company no longer consolidates the statements of DBS in its financial statements (see Note 5).
**	See Note 3U.
***	For long-term loans of DBS from institutional entities, the balance of which at December 31, 2008 is NIS 158 million, see section B(3) below.
****	The balance at December 31, 2008 includes debentures issued by DBS at a total par value of NIS 620 million, with a balance of NIS 655 million at December 31, 2008.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

B.	Debt terms and repayment schedule (contd.)

(1)	In March 2009, the Company raised bank credit amounting to NIS 400 million. Prime interest varies with a margin of between 0.85% and 1%.

(2)
DBS's bank loans amounting to NIS 846 million at December 31, 2008, were originally long-term loans, but since at December 31, 2008 DBS failed to meet the financial covenants set by the banks, the loans were stated as short term liabilities.

In respect of the loans of NIS 100 million that DBS received from institutional entities (the balance of which is NIS 182 million, including interest and linkage differences, at December 31, 2009) the Company undertook  that if by December 31, 2013 the loans (all or some of them) are not repaid or upon fulfillment of certain other conditions, the lenders could demand that it repay the lower of the balance of the loans (principal, interest and linkage) and an amount computed according to a formula which was determined, which takes into account the value of DBS at that date.

(3)	The balance of the par value of the Company’s debentures is NIS 2,986,967,000, of which NIS 2,106,867,000 par value was issued to the public.

A.
The balance of the par value of the Debentures (Series 4) is 600,000,000 of NIS 1 par value each, repayable in two equal annual installments in each of the years 2010 and 2011. The annual interest rate for these debentures is 4.8%.

B.
The balance of the par value of the Debentures (Series 5) is 2,386,967,000 of NIS 1 par value each, of which 1,506,867,000 debentures (some through Bezeq Zahav) were issued to the public and to institutional investors, and the balance of 880,100,000 to Bezeq Zahav.  The debentures are payable in six equal annual installments in each of the years 2011-2016. The annual interest rate for these debentures is 5.3%.

(4)
Pelephone issued three series of debentures in a private placement to institutional investors. The debentures, which were issued at par value, are linked to the CPI, bear annual interest of 4.4% - 5.2%, and are repayable in 20 equal semi-annual payments. The interest is paid on the unpaid balance of the principal. The balance of the debentures at December 31, 2009, is NIS 713 million.

(5)	For the financial covenants of an associate, see Note 5 to the financial statements of DBS for 2009, attached to these financial statements.

C.	Charges and collateral

(1)
The private debentures of the Company, whose carrying amount at December 31, 2009 is NIS 325 million, are secured by a token charge. In addition, the Company created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, inter alia, for the matter of a charge on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

The lenders have a right to call for immediate payment of the debentures in cases where the Company does not repay the debentures or violates their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for the Company's assets or a liquidation order is given against the Company, if the Company ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of the Company.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 14 – DEBENTURES, LOANS AND BORROWINGS, INCLUDING OBLIGATIONS TO BANKS (CONTD.)

C.	Charges and collateral

(1)	(contd.)

In addition, some of the lenders from whom the balance of the debentures at December 31, 2009 is NIS 94 million, may call for immediate payment of the debentures due to the State's holdings in the share capital of the Company having fallen below 26% (a condition which was met commencing from October 11, 2005). For this reason, the balance in the financial statements is stated as a short-term liability. For this reason, the balance in the financial statements is stated as a short-term liability.

In the Company's opinion, at the reporting date, it is in compliance with all the aforementioned terms, except for the term of the decrease of the State's holdings in the Company.

(2)	The Company raised a negative pledge in favor of the creditors for a bank debt of NIS 400 million, as set out in section B(1).

(3)	A.
The bank loans and debentures of Pelephone, the carrying amount of which at December 31, 2009 is NIS 935 million, are secured by an irrevocable undertaking of Pelephone to the credit providers, not to encumber its assets without their consent (a negative pledge).

The undertaking includes, inter alia:

(1)
A declaration that Pelephone will not encumber its assets (as may be from time to time), in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers.

(2)	Compliance with the following financial stipulations:

A.
An undertaking that Pelephone's debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to the shareholders.

B.	Pelephone undertook that the amount of its debts will not exceed NIS 3.8 billion (linked to the CPI known in January 2002).

C.	An undertaking towards a certain bank that its total debt to it will not exceed 40% of its total debts to all the financial entities.

At the date of the financial statements, Pelephone is in compliance with its undertakings to the banks and the financial stipulations. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans it received from the banks and the debentures.

B.
Under its general license for cellular services, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)
A charge of one of the license assets in favor of a bank operating lawfully in Israel, for receipt of bank credit, provided that it submitted notice to the Ministry of Communications regarding the charge it intends to register, noting that the charge agreement includes a clause ensuring that in any case, exercise of the rights by the bank will not impair in any way the provision of the services pursuant to the license.

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 15 – TRADE AND OTHER PAYABLES

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Trade payables
Outstanding debts	1,086	1,262
Notes payable	5	119

Total trade payables	1,091	1,381

Trade payables consisting of related parties and interested parties	8	-

Other payables
Liabilities to employees and other liabilities for salaries	297	296
Institutions	194	200
Accrued interest	99	185
State of Israel in respect of royalties	6	66
Other payables	101	103

Total other payables	697	850

Amounts payable denominated in a currency other than the functional currency include NIS 258 million for suppliers denominated in US dollars (in 2008, NIS 258 million).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 16 - PROVISIONS

	Employee claims	Customer claims	Supplier and communication provider claims	Punitive claims	Enterprise and company claims	State and Authorities claims	Dismantling and clearing of sites	Onerous contracts & others	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Balance at January 1, 2009	149	55	11	3	-	123	54	24	419
Provisions created in the period	39	2	-	-	7	41	7	9	105
Provisions utilized in the period	-	-	-	-	-	(5)	(1)	(3)	(9)
Provisions cancelled in the period	(49)	(3)	-	(2)	-	-	-	(1)	(55)
Derecognition for discontinued operations	-	(9)	-	-	-	-	-	-	(9)

Balance at December 31, 2009	139	45	11	1	7	159	60	29	451

Current	139	45	11	1	7	159	-	18	380

Non-current	-	-	-	-	-	-	60	11	71

Claims
For details of claims, see also Note 18.

Dismantling and clearing of sites
The provision is in respect of an obligation of some of the Group's companies to clear sites they lease.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 17 – EMPLOYEE BENEFITS

A.	Defined contribution plans

(1)
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which took upon itself the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

(2)
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and in investees, are covered in full by regular payments to pension funds and insurance companies.

(3)
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the Civil Service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights. For a small number of the employees (employed under special contracts), the Company has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names.

B.	Defined benefit plan

(1)
The severance obligation included in the balance sheet represents the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the liability, there are deposits in the name of the Company in a recognized compensation fund. The reserves in compensation funds include accrued linkage differentials and interest deposited in compensation funds, in banks and in insurance companies. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

(2)
The collective agreement of December 2006 (see Section D below), provides, among others, that employees who transferred from the civil service to the Company, who will end their employment due to retirement after December 31, 2013, are entitled to a supplement to close the gap between the Civil Service Law and the regulations governing the Makefet Fund. As a result of this clause in the agreement, the benefit to these employees is enhanced. The financial statements of the Company include the liability for this benefit.

(3)
Under some personal employment agreements, a number of senior employees are entitled to early retirement terms (pension and retirement grants) which are not dependent on retirement agreements for all employees. Accordingly, a liability is included in the financial statements.

(4)	Benefits for notice are paid upon severance. Accordingly, a liability is included in the financial statements in accordance with an employment agreement and an actuarial calculation.

(5)
Company retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the expected costs in the post-employment period, based on an actuarial calculation.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

C.	Other long-term employee benefits

Provision for sick leave

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group and the right to redemption of sick leave only for employees eligible under the terms of the employment agreement. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in, first out (LIFO) method.

D.	Benefits for dismissal and early retirement

A number of collective agreements concerning early retirement have been signed in recent years. Below are details of the last agreement that was signed in December 2006:

(1)
The collective agreement between the Company and the union and the New Histadrut regulates the labor relations in the Company following the transfer of control in the Company from the State of Israel, and delineates a new organizational structure for the Company. The agreement determines, inter alia, that all the agreements, arrangements and customs existing in the Company prior to execution of the agreement will continue to apply only to the veteran permanent employees in the Company.

(2)
The Company may, at its discretion, terminate the employment of 1,225 permanent employees (245 permanent employees in one or more of the years 2009-2013). The retirement terms to be offered to the retirees will be largely the same as the retirement terms prevailing in the Company up to that date. The term of the agreement is from the date of its execution through December 31, 2011. The Company has an option to extend it for two additional years, through December 31, 2013. The term of the retirement section in the agreement, will in any case be through December 31, 2013.

On October 2, 2008 and December 18, 2008, the board of directors of the Company resolved to approve the retirement of 245 employees at a cost of NIS 177 million. In November 2009, the board of directors approved an early retirement plan for 2010. Under the plan, 171 employees will retire from the Company at a total cost of NIS 225 million. On that date, the Board of Directors also resolved to approve an additional cost of NIS 41 million to complete the early retirement plan for 2009. The financial statements include a provision for these resolutions.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

E.	Liabilities for employee benefits

	December 31, 2009	December 31, 2008		December 31, 2007
	NIS millions	NIS millions		NIS millions

Unfunded liabilities	250	258		287
Funded liabilities (2)	203	171		152

Total present value of liabilities	453	429		439
Fair value of plan assets	(148)	(140)		(144)

Liability for defined benefit plan	305	289		295

Liability for holiday pay	89	97	*	95	*
Liability for sick leave	122	81		70
Liability for voluntary early retirement	283	210		517

Total employee benefits	799	677		977

Stated in the statement of financial position as:
Short term	505	412	*	716	*
Long term	294	265		261

	799	677		977

*	Retrospective application by restatement, see Note 2F(3).

(1)
Unfunded liabilities are liabilities for which the Company did not deposit a reserve to finance its liabilities and they include a provision for notice, a liability to the Company’s pensioners, a liability for early retirement of senior employees in the Company and a liability for employees transferred from the civil service.

(2)	Liabilities for which the Company deposited a reserve to finance its liabilities (severance liability).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

F.	Changes

	2009	2008
	NIS millions	NIS millions

Change in an obligation in respect of a defined benefit plan
Obligation in respect of a defined benefit plan at January 1	429	439
Benefits paid according to the plans	(40)	(60)
Costs of current service and interest (see section 1 below)	66	66
Retirement	(18)	(1)
Actuarial gains charged to equity (see section 2 below)	24	(15)
Derecognition for discontinued operations	(8)	-

Liability in respect of defined benefit plans at December 31	453	429

Changes in the plan’s assets
Fair value of plan assets at January 1	140	144
Deposits	11	21
Withdrawals	(5)	(8)
Expected proceeds from the plan assets (see section 1 below)	6	4
Actuarial losses charged to equity (see section 2 below)	11	(17)
Retirement	(9)	(1)
Amortization of cost of past service	(3)	(3)
Derecognition for discontinued operations	(3)	-

Fair value of plan assets at December 31	148	140

1. Expense recognized in profit or loss
Cost of current service	37	42
Interest on the obligation	29	24
Other	(4)	(1)

	62	65

The expense is included in the following items in the income statement:
Salary expenses	38	39
Other operating expenses	1	6
Financing expenses	23	20

	62	65

Actual return on plan assets	15	(7)

2. Actuarial gains and losses recognized directly in other comprehensive income
Amount accrued at January 1	-	(2)
Amounts recognized in the period	13	2

Amount accrued at December 31	13	-

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

G.	Actuarial assumptions

Main actuarial assumptions at the date of the report:

(1)
Mortality rates are based on the rates published in Insurance Circulars 6-3-2007 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment.

The main assumptions regarding the churn rate were determined with a distinction made between permanent employees (between 3.5% in the first year to 0.5% over 10 years), personal contract employees (5.5% per year), senior employees (20% per year), and temporary employees (between 34% in the first year and 25% for more than 7 years).

(3)	The real discounted rate is based on yield on government bonds at a fixed interest rate which have a lifetime equal to that of the gross liability.

	December 31, 2009	December 31, 2008	December 31, 2007
	Average capitalization rate	Average capitalization rate	Average capitalization rate

Sick leave	1.8%	3.4%	3.6%
Severance	1.4%	3.3%	3.4%
Retirement benefit – holiday gift *	4.9%	4.4%	5.3%
Retirement benefit – clubs and activities	2.7%	3.6%	3.6%
Early notice to senior employees	1.4%	3.1%	3.3%

*	At a discount rate based on American corporate debentures.

(4)
Assumptions regarding salary increases were made on the basis of experience and the management’s assessments, distinguishing between the groups of employees.  The main assumptions regarding salary increases are as follows:

For permanent employees, the average salary increment is 3% for young employees, with a linear decrease to 1.5% per year up to age 60. For employees in a monthly collective agreement, salary increments average between 6% and 4% depending on the age of the employee. For employees with a personal employment agreement, salary increments average between 4% and 0.5%, depending on the age of the employee, and for senior employees, an average salary increment is 6% per year.

(5)
The forecasted growth rate of the assets accumulated in all the companies in the Group is 2% in real terms for old pension funds in the administration. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officer’s insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. Growth rates in other plans are the discount interest plus 1% and less 1% for administration fees.

(6)
An obligation for voluntary early retirement includes an obligation for pension and grants. The obligation for pension is calculated according to the terms of the agreement of December 2006 (see section D) and in accordance with the agreement with the insurance company. The liability is affected by changes in the interest rates of debentures until the purchase of the policy and payment to the insurance company.

H.	The adjustments to liabilities and assets arising from past experience are not material.

I.	In 2010, the Group expects pay NIS 17 million as a contribution to a defined benefit plan.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

J.	Other

Under the collective agreements applicable to labor relations in the Company, and in accordance with agreements with the Makefet Fund, an option is reserved for Company employees who are transferred employees, to retire under one of two retirement tracks. The method of calculation of the cost of the early retirement of the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between the Company and the Makefet Fund between 1990 and 1996. The Company contends that the Makafet Fund violated the provisions of the agreements, and therefore, in 2003, Company filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280 million. The Makefet Fund filed defense documents in the court, in which it rejects the allegations of the Company and contends that it acted in accordance with the agreements between it and the Company. The case is in the evidentiary stage.

NOTE 18 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against the companies in the Group and there are pending claims (“hereinafter in this section: “claims”).

In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 16) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2009, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 10.2 billion. These amounts and all the amounts in this Note are before addition of interest.

For applications for certification as class action of lawsuits to which the Group has exposure beyond the aforesaid (since the claims do not state a specific amount), see sections 2 and 4 below.

Below are details of the contingent liabilities of the Group at December 31, 2009, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, employees and former employees filed group and individual claims against the Company. These are mainly claims concerning to recognition of various salary components as pension components, recognition of various components in the determining salary for severance pay, pension rights and overtime. Employees and former employees also filed various individual claims against the other Group companies. At December 31, 2009, the sum of all the additional exposure (beyond the provisions included in these financial statements) for the abovementioned claims amounted to NIS 1.4 billion, referring mainly to claims filed by groups of employees or individual claims with wide ramifications in the Company. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 139 million, where provisions are required to cover the exposure resulting from such claims.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 18 – CONTINGENT LIABILITIES (CONTD.)

B.	Customer claims

During the normal course of business, customers of the Group companies filed claims against the Group companies. These are mainly applications for certification as class actions concerning complaints of collection of payment and impairment of the service provided by the Group companies. On December 31, 2009, the total amount of these claims amounted to NIS 6.1 billion. There are additional claims for which the Group has additional exposure beyond the aforesaid, in view of the fact that the precise amount of the claim is not noted in the claim. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 45 million, where provisions are required to cover the exposure resulting from such claims. Of these claims, there are claims amounting to NIS 738 million, which, at this stage, cannot yet be estimated.

In the second quarter of 2008, four claims were filed against Bezeq International in the Tel Aviv and Central District Courts, concerning the use of international calling cards, together with applications for certification as class actions. The plaintiffs have applied for their claims to be certified as class actions on behalf of group that includes every person who, during the seven years prior to filing the claim and during the claim's proceeding, purchased phone cards of the type referred to in the claims. The plaintiffs estimate the loss sustained by all the members of the group by Bezeq International at NIS 1.1 billion. In the opinion of the management of Bezeq International, based, inter alia, on the opinion of its legal counsel, the maximum amount of the exposure (included in the abovementioned exposure) for these claims is negligible compared to the amount of the claim.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services and communications providers that the Group companies supply goods and/or services to or receive goods and/or services from filed various claims against the Group companies. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product. On December 31, 2009, the total amount of these claims amounted to NIS 831 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 11 million, where provisions are required to cover the exposure resulting from such claims.

D.	Claims for punitive damages

During the normal course of business, claims were filed against the Group companies for alleged physical damage or damage to property caused by the Group companies (including environmental quality and radiation). On December 31, 2009, the total amount of these claims amounted to NIS 1.1 billion (this amount does not include claims for which there is no dispute regarding the existence of insurance cover). In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 1.4 million, where provisions are required to cover the exposure resulting from such claims. In addition, of these claims, there are additional claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, in view of the fact that the precise amount of the claim is not noted in the claim.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 18 – CONTINGENT LIABILITIES (CONTD.)

E.	Claims by entrepreneurs and companies

During the normal course of business, claims were filed against some of the Group companies or officers, claiming liability and/or negligence of the Group companies and/or their directors in respect of their activities and/or the investments made in various projects. On December 31, 2009, the total amount of these claims amounted to NIS 315 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 7 million, where provisions are required to cover the exposure resulting from such claims.

F.	Claims by the State and authorities

During the normal course of business, various claims are pending against the Group companies by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property tax payments) or by the Authorities to the Group companies. On December 31, 2009, the total amount of these claims amounted to NIS 495 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 159 million, where provisions are required to cover the exposure resulting from such claims.

For claims against DBS, see Note 22 to the financial statements of DBS for 2009, attached to these financial statements.

NOTE 19 – AGREEMENTS

A.	Lease and rental agreements

Contractual rental payments during the next five years, calculated according to the rent in effect at December 31, 2009, are as follows:

Year ended December 31	NIS millions

2010	188
2011	146
2012	106
2013	69
2014 onwards	53

562

B.
The Group has a number of operating lease agreements for periods of up to three years in respect of vehicles it uses. The contractual annual lease payments, calculated according to the payments in effect at December 31, 2009, are NIS 162 million.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 19 – AGREEMENTS (CONTD.)

C.
Most of the Group companies are required to pay royalties to the Government of Israel.  The rate of royalties paid was 2.5% in 2007, 2% in 2008, 1.5% in 2009, and in 2010, the rate of royalties paid will be 1%.

In October 2009, the Finance Committee of the Knesset ratified an amendment to the Communications Regulations (Telecommunications and Broadcasts) (Royalties), 5761-2001.The regulations include clarification of the royalties that a licensee owes the State. The amendment includes an exemption for the payment of royalties for revenue from high-speed communication services which commenced on January 1, 2004. As a result of this exemption, royalties expenses in the fourth quarter and in 2009 decreased by NIS 32 million.

D.
Pelephone leases some of the sites from the Israel Lands Administration (“ILA”). Pelephone has an agreement for payments to which the Administration is entitled for the period through December 31, 2009. A further extension until December 31, 2010 was agreed upon.

E.	For further information on the HSPA/UMTS network set up by Pelephone, see Note 10F above.

F.	Agreement for the purchase and distribution of iPhone handsets

In May 2009, Pelephone signed an agreement with Apple Sales International (“the Manufacturer”) for the acquisition and distribution of iPhone handsets in Israel. Under the agreement, Pelephone undertakes to purchase a minimum number of handsets every year for three years. These quantities are a significant part of the number of handsets expected to be sold by Pelephone during the agreement period and the agreement will constitute 5% of the cost of Pelephone’s annual services and sales. Under the agreement, the cost of handsets for Pelephone depends on the prices in effect on the actual purchase date.

G.	Acquisition of capacities

In June 2009, Bezeq International entered into an agreement with Mediterranean Nautilus Limited for the acquisition of an irrevocable right for use of seabed cable capacity, in a total amount of NIS 84 million.  An appendix to this agreement was also signed, for the lease of additional capacities, which will become in the future, for further consideration, a purchase agreement for these capacities.

H.	For agreements for the purchase of property, plant and equipment, see Note 10(I) above.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 20 – SECURITIES, LIENS AND GUARANTEES

A.
In May 2003, the Company provided, at the request of the Ministry of Communications, a bank guarantee of USD 10 million in connection with its general license for implementing telecommunications operations and for providing telecommunication services.

B.	The Company provided a guarantee in favor of banks in connection with credit of up to NIS 70 million granted to a subsidiary.

C.
The Company has received a demand for the forfeiture of a guarantee in the amount of approximately USD 5.9 million related to a project (HBTL) in a basic telephony tender in 1995 in India, in which the Company participated together with others. An appeal against an order given at the request of the venture and preventing forfeiture of the guarantees, is being heard in the Appeals department of the High Court in Delhi. The Company has applied to the court in India for release of the bank guarantees it provided. The court has not yet heard the application.

D.
The Company provided a guarantee of NIS 10 million for DBS in respect of a bank guarantee of NIS 36 million, which DBS had provided in favor of the State of Israel. The guarantee is valid until December 31, 2010.

E.
In February 2002 and May 2005, according to Ministry of Communications requirements, Bezeq International provided bank guarantees of NIS 9.4 million and NIS 1.5 million respectively, for fulfillment of all the terms of the license to provide international telecommunication services.

In February 2009, according to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 10 million to fulfill the terms of the special and general license for the provision of domestic operator services through the BIP Limited Partnership At the balance sheet date, Bezeq International had provided additional bank guarantees in a total amount of NIS 9 million.

F.
Pelephone has bank guarantees of NIS 81 million in favor of third parties, of which NIS 38 million is in favor of the Ministry of Communications, in connection with a guarantee for fulfillment of the terms of its license.

G.	To secure its liabilities, DBS provided guarantees amounting to NIS 39 million (including a bank guarantee of NIS 37 million in favor of the State of Israel).

H.
The shareholders in DBS (except for the Company) have pledged their shares in favor of the banks. In view of a negative pledge of the Company, the Company provided the banks with a perpetual guarantee for payment of the debts of DBS. The guarantee is up to a maximum amount equal to the percentage of the Company's holding in DBS, multiplied by the value of DBS as derived from realization of the pledged shares of the other shareholders. If the Company joins the sale in the framework of realization of the pledged shares of the other shareholders, the amount of the guarantee will not exceed the amount of the proceeds the Company will receive from realization of its shares in DBS. The note of guarantee includes numerous restrictions on the Company in realizing the shares it holds, and lists events of violation which, if committed, will enable the banks to call in the guarantee. Furthermore, the Company undertook to put its shares up for sale if the shares pledged to the bank are sold, and agreed that in the event of realization of collateral provided by the other shareholders, the Company would forgo repayment of shareholder loans provided for DBS and that the guarantee would apply, mutatis mutandis, also to stock options which the Company would receive from DBS and to the right to receive them.

Except for one, the shareholders in DBS have made a commitment to the banks not to oppose the sale or other realization of their shares in DBS, which were pledged or for which a guarantee was provided (by the Company), in a way that will enable the banks to accomplish a friendly liquidation.

I.	For securities, charges and stipulations given by the Company and subsidiaries in connection with loan covenants and borrowings, see Note 14.

J.	In respect of the securities, charges and stipulations recorded by DBS, see Notes 5 and 29 to the financial statements of DBS attached to these financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 21 – EQUITY

A.	Share capital

	Registered		Issued and paid up
	December 31 2009	December 31 2008	December 31 2009	December 31 2008
	No. of shares	No. of shares	No. of shares	No. of shares

Ordinary shares of NIS 1 par value each	2,749,000,000	2,749,000,000	2,659,727,630	2,605,045,611

B.
On August 4, 2009, the board of directors resolved to distribute a dividend to the shareholders of 100% of the semi-annual profit  ("profit for the period attributable to the shareholders of the Company"), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the board of directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company.

C.	The Company also issued stock options to employees, managers and senior employees in the Group (see Note 27).

D.	Description of the funds

Translation fund
A translation fund includes all the foreign currency differences arising from translation of financial statements of a consolidated partnership whose functional currency is a foreign currency.

Capital reserve for activities between the Company and a controlling shareholder
This reserve relates to benefits granted by the State as controlling shareholder in the Company, to employees, in cash and in equity instruments of the Company.

Capital reserve for employee stock options
This reserve relates to a benefit granted to employees by means of share-based payments.

E.	Dividends

The Company declared and paid dividends in 2008 and 2009 as follows:

	2009	2008
	NIS millions	NIS millions

In May 2009, a cash dividend was distributed (NIS 0.3 per share)	792	-
In October 2009, a cash dividend was distributed (NIS 0.43 per share)	1,149	-
In April 2008, a cash dividend was distributed (NIS 0.26 per share)	-	679
In October 2008, a cash dividend was distributed (NIS 0.32 per share)	-	835

	1,941	1,514

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 21 – EQUITY (CONTD.)

F.
On March 2, 2010, the board of directors of the Company resolved to recommend to the general meeting of the shareholders of the Company the distribution of a cash dividend to the shareholders in the amount of NIS 2.453 billion, representing approximately NIS 0.922 per share at the distribution date. The percentage of the dividend actually paid will be determined according to the Company’s issued and paid up capital at the end of the business day on April 15, 2010 (“the date of record”).

NOTE 22 – REVENUE

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	3,247	3,472	3,804
Internet - infrastructure	862	790	711
Transmission, data communication and other	940	981	939

	5,049	5,243	5,454

Cellular
Cellular services and terminal equipment	4,013	3,758	3,670
Sale of terminal equipment	1,119	692	711

	5,132	4,450	4,381

International communications, internet services and NEP	1,276	1,263	1,252

Others	62	59	49

	11,519	11,015	11,136

*       Restatement due to discontinued operations, see Note 5

NOTE 23 - SALARIES

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Salaries and incidentals:
Operating	1,670	1,660	1,717
General and administrative	655	651	659
Share-based payments	45	73	-

Total salaries and incidentals	2,370	2,384	2,376
Less – salaries recognized in investments in
property, plant and equipment and in intangible assets	380	223	184

	1,990	2,161	2,192

*       Restatement due to discontinued operations, see Note 5

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 24 – OPERATING AND GENERAL EXPENSES

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	1,750	1,725	1,828
General expenses	1,140	1,008	1,064
Materials and spare parts	1,003	831	951
Building maintenance	295	204	316
Services and maintenance by sub-contractors	146	312	219
International communication expenses	313	272	337
Vehicle maintenance expenses	124	158	153
Royalties to the State of Israel	66	116	173
Collection fees	34	34	34

	4,871	4,660	5,075

*       Restatement due to discontinued operations, see Note 5

NOTE 25 – OTHER OPERATING EXPENSES, NET

	Year ended December 31
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Provision for severance pay in early retirement	267	165	51
Capital gain from sale of property, plant and equipment (mainly real estate)	(64)	(18)	(105)
Capital gain from sale of satellite communication operations	-	(50)	-
Provision for contingent liabilities, net	(2)	(5)	80
Impairment of long-term loans and others	-	4	13

	201	96	39

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 26 - FINANCING INCOME (EXPENSES), NET

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Interest income from bank deposits, investments and other	16	62	115
Net change in fair value of financial assets measured at
fair value in profit or loss (mainly for forward transactions)	61	-	169
Income in respect of credit in sales, net of discount commission	83	69	63
Income from available-for-sale financial assets	23	-	6
Net exchange differences	6	-	-
Interest and linkage differences from loans to an associate	198	189	42
Other finance income	42	34	39

Total finance income	429	354	434

Interest expenses for financial liabilities	185	192	291
Linkage differences, net	140	188	133
Net exchange differences	-	3	113
Net change in fair value of financial assets measured at
fair value through profit or loss	-	24	-
Impairment for financial assets available-for-sale	-	13	10
Other financing expenses	73	74	69

Total financing expenses	398	494	616

Financing income (expenses), net (1)	31	(140)	(182)

(1) Less amounts capitalized in the amount of	6	35	2

Income (expense) recognized directly in other comprehensive income	-	(5)	4

*       Restatement due to discontinued operations, see Note 5

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 27 – SHARE-BASED PAYMENT

A.	(1)
Following a public offering under a prospectus of the Company and the State on May 24, 2004, and closing the sale of core control in the Company from the State to Ap.Sb.Ar. on October 11, 2005, Company employees received payment in respect of those sales by means of grant of 4.71% of the shares of the Company held by the State. Allocation of the shares will be by means of a stock options plan as described in the outline published by the Company on November 15, 2005. The final date for exercising the options under the plan was on December 10, 2009 and the plan expired immediately thereafter.

(2)
In February 2007, the board of directors of the Company approved an employee stock option plan for 3% of the issued and paid up capital of the Company, under the collective agreement with the employees of December 2006.  On March 25, 2007, 78,092,000 options were allocated, and on January 2, 2008 another 59,000 options were allocated to two employee-directors. The value of the grant was determined at February 22, 2007, which is the grant date.

(3)
On November 20, 2007, the board of directors of the Company resolved to adopt a new stock option plan for managers and senior employees in the Company and/or in associates, which would allocate up to 65,000,000 non-negotiable options exercisable for up to 65,000,000 shares of the Company and representing 2.5% of the issued capital of the Company, and at full dilution, 2.37% of the share capital.

The stock option plan and the allocation of the options under it, were approved by the general meeting of the Company on January 31, 2008, in accordance with the Company's Articles of Association.

Exercise of the options under the plan was contingent upon obtaining the necessary approvals as prescribed in the provisions of the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 5757-1997 (the Telecommunications Order) if the holdings of the controlling shareholder of the Company fall below the minimum prescribed in the Telecommunications Order.

The options will vest in three equal annual portions. The vesting dates of each portion will fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each portion will be spread over its vesting period. In addition, the plan sets terms which, if met, bring forward the vesting date.

Exercise of the options for shares will be by using a cashless exercise mechanism, unless the Board of Directors decides otherwise.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 27 – SHARE-BASED PAYMENT  (CONTD.)

B.
Of the options for managers and senior employees, at the date of the financial statements, 64,250,000 options have actually been allocated (which have been partially forfeited and returned to the quantity of options for allotment), as follows:

(1)
55,250,000 options, with a theoretical economic value of NIS 149 million (of which 17,750,000 options, which were allotted in 2008 to the CEO of the Company and to senior officers who are key personnel in the Group with a theoretical economic value of NIS 45 million and 100,000 options, which were allotted in 2009 to an employee director with a theoretical economic value of NIS 303,000), based, inter alia, on the share price on the grant date, a risk-free annual interest rate of between 3.7% and 5.7%, a weighted average life expectancy of between 4.5 and 5.5 years, an exercise price between NIS 5.5 and NIS 8.24, an annual standard deviation between 22.7% and 26.6%. The grant date was set as the later of the date of the general meeting and the date of the notice to the employees. The restriction described above by virtue of the Telecommunications Order was taken into account in calculating the theoretical economic value of the options, assuming that the restriction can be resolved.

The exercise price set for the allotment of 49,950,000 options (out of 55,250,000, as set out above), is NIS 5.5 (adjusted for distribution of a dividend in cash or in kind). On June 26, 2008, the board of directors of the Company resolved that the exercise price for future allotments of options, as will be approved by the board of directors from time to time, will be the same as the average closing price of the Company’s share on the stock exchange in the 30 trading days prior to the date of the board’s decision to allot options to these offerees.

Following the expected change in control in the Company, on December 31, 2009, the board of directors approved the adoption of a retention plan for senior officers in the Group (CEOs of the Company, Pelephone and Bezeq International). Under the plan, each of the CEOs will receive a retention bonus of nine monthly salaries (subject to certain conditions) and their options agreements will be amended such that in the event of dismissal within one year (compared to six months under the outline) from the date of transfer of control, the vesting period of the balance of the unvested options at the dismissal date will be accelerated. The effect of the amendment on the options agreements is not expected to be material.

(2)
On April 17, 2008, the board of directors of the Company resolved to allocate 9,000,000 options to the chairman of the board of directors in accordance with the plan described in section A(3) above, subject to a number of changes relating to the terms of his options. The allocation to the chairman was approved by the general meeting of the shareholders of the Company on June 1, 2008.

The options will vest in 12 equal quarterly portions. The vesting dates of each portion will fall at the end of each quarter from the grant date, and the expense will be spread for each portion in accordance with its vesting period. In addition, the plan sets terms which, if met, bring forward the vesting date.

The exercise price of each option is NIS 6.4405 per share. The price was set according to the share price on the date on which the chairman took up his post – September 4, 2007 (which was NIS 6.649 per share) and after adjustment for distribution of a net dividend in the amount of NIS 0.26 per share, for which the ex-day was April 14, 2008. The closing price of the Company's share on June 1, 2008, the date of approval by the general meeting, was NIS 6.494 per share.

The theoretical economic value of the options granted to the chairman as described above, according to a weighted Black and Scholes model, is NIS 16 million, based, inter alia, on the share price on the grant date, a risk-free annual interest rate of 5.1%, a weighted average life expectancy of 4 years, the exercise price noted above, annual standard deviation of 23.11%, and a solution to the restriction described in section A(3) above imposed by the Telecommunications Order.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

C.	The terms of the options

Date of grant / eligible employees	No. of instruments (in thousands)	Vesting terms	Contractual life of the options

A.Grant of options from the State to employees on October 11, 2005	122,698	Immediate (subject to lock-up, commencing at the end of 2 years for 3 years (one third each year)	4 years

B.Grant of options to employees on February 22, 2007 (1)	78,151	Immediate (subject to lock-up for two years)	5 years

C.Grant to the chairman of the board on April 17, 2008	9,000	12 quarterly portions	4 years

D.Approval and/or grant of options , to managers, senior employees and officers up to December 31, 2009	55,250	Three equal annual portions	8 years

Total stock options granted	265,099

(1)	The expenses in respect of this grant were recorded in 2006, since in that year a promise was made to the employees, with the terms of the grant.

(2)	The options referred to sections A and B are settled by way of physical delivery of shares. The options referred to in C and D are settled in a cashless exercise mechanism.

D.	Number of options and weighted average of the exercise price

	No. of options
	Year ended December 31,
	2009	2008
	(in thousands)	(in thousands)

Balance at January 1	223,399	200,849
Options granted during the year	2,700	61,550
Options forfeited during the year	(1,267)	(4,000)
Options exercised during the year	(142,278)	(35,000)
Options expired during the year	(477)	-

Balance at the end of the year	82,077	223,399

Exercisable at the end of the period subject to lock-up	-	119,050

Exercisable at the end of the period, not subject to lock-up	43,777	48,299

The average share price in 2009 and 2008 was NIS 7.47 per share and 6.409 per share, respectively.

For the balance of the options issued at December 31, 2009, the exercise price is in the range of NIS 1.91 to NIS 8.24, and the weighted average of the remaining contractual life is 4.61 years.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 27 – SHARE-BASED PAYMENTS (CONTD.)

E.	Additional details concerning share-based payments settled in derivatives:

The fair value of services received in consideration of the share options is based on the fair value of the options granted, measured according to the Black and Scholes model on the basis of the following parameters:

Year ended December 31
	2009	2008

Weighted average of the fair value at the grant date	NIS 2.27	NIS 2.65

Share price	NIS 6.5-8.4	NIS 6.18-7.049
Exercise price	NIS 5.97-8.24	NIS 5.5-6.44
Expected fluctuations	26% - 24.6%	22.7% - 24.3%
Contractual life of the option	4-5.5 years	4-5.5 years
Risk-free interest rate (based on
government bonds)	4.9% - 3.7%	5.09% - 5.68%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

F.	Salary expense for share-based payments

	Year ended December 31
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Share options granted in 2008 and 2009 (1)	45	75	-

(1)	Calculation of the salary expense assumed 5% for forfeiture, for each year.

G.
Subsequent to the balance sheet date, in January 2010, the board of directors of the Company approved the allotment of 700,000 options to senior employees in the Group under the plan described in section B above. The theoretic economic value of the options that were allotted, calculated at the allotment date, based on the Black and Scholes model, is NIS 1.8 million.

Additionally, subsequent to the balance sheet date, the employees exercised another 936,000 options.

H.	For the agreements for options granted to the employees and CEO of DBS, see Note 20 to the financial statements of DBS for 2009, which are attached to the Company’s financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share

Calculation of the basic and diluted earnings per share based on the profit relating to the ordinary shareholders, and on a weighted average number of ordinary shares in circulation, is as follows:

	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Profit attributable to the ordinary shareholders
Profit attributable to ordinary shares from continuing operations	2,157	1,781	1,398
Profit (loss) attributable to ordinary shares from discontinued operations	1,446	(154)	(68)

Basic and diluted Profit for the year	3,603	1,627	1,330

Weighted average of the number of regular shares
Weighted average of the number of ordinary shares (basic)	2,635	2,605	2,605
Effect of options on shares	49	44	36

Weighted average of the number of ordinary shares (diluted)	2,684	2,649	2,641

The average market value of the Company's shares, for calculating the diluting effect of the options on the shares, was based on the market prices in the period during which the options were in circulation.

*	Restatement due to discontinued operations, see Note 5

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 29 – SEGMENT REPORTING

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates.

Accordingly, the separable component in the Group is each company in the Group.

Commencing from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and its investment in DBS is stated according to the equity method commencing from that date (see Note 5). The Group continues to report on multichannel television as a segment.

Based on the above, the business segments of the Group are as follows:

-       Bezeq, The Israel Telecommunication Corp. Ltd.:  fixed line domestic communications
-       Pelephone Communications Ltd.: cellular communications
-       Bezeq International Ltd.: international communications, internet services and network end point
-       D.B.S. Satellite Services (1998) Ltd.: multi-channel television

The other companies in the Group are presented under the "Others" item. Other operations include Bezeq On-line and StageOne. These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 29 – SEGMENT REPORTING (contd.)

A.	Operating segments

	Year ended December 31, 2009
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external entities	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenues	264	246	45	1	20	(553)	23
Total revenue	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Depreciation and amortization	794	603	84	234	4	(234)	1,485
Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972
Finance income	310	90	15	8	23	(17)	429
Finance expenses	(295)	(100)	(12)	(478)	-	487	(398)
Total finance income (expense), net	15	(10)	3	(470)	23	470	31
Segment profit (loss) after finance expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in earnings of equity-accounted investees	-	-	7	-	-	(41)	(34)
Segment profit (loss) before income tax	1,538	1,180	271	(222)	27	175	2,969
Profit from discontinued operations	-	-	-	-	-	1,379	1,379
Income tax	(431)	(305)	(71)	(1)	(2)	3	(807)
Segment results - net profit (loss)	1,107	875	200	(223)	25	1,557	3,541
Additional information:
Segment assets	6,368	4,990	1,066	1,206	85	(2,026)	11,689
Goodwill	-	-	6	-	-	1,027	1,033
Investment in associates	-	-	34	-	-	1,185	1,219
Segment liabilities	6,390	2,440	404	4,314	22	(6,167)	7,403
Capital expenditures/contractual investments in property, plant and equipment and intangible assets	838	508	151	270	3	(102)	1,668

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 29 – SEGMENT REPORTING (contd.)

A.	Operating segments (contd.)

	Year ended December 31, 2008
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external entities	5,179	4,448	1,243	1,506	31	(1,506)	10,901
Inter-segment revenues	319	265	63	7	44	(584)	114
Total revenue	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Depreciation and amortization	852	523	80	250	3	(250)	1,458
Segment results – operating profit	1,475	933	242	177	-	(187)	2,640
Finance income	236	117	7	52	1	(59)	354
Finance expenses	(361)	(115)	(8)	(493)	(18)	501	(494)
Total finance income (expense), net	(125)	2	(1)	(441)	(17)	442	(140)
Segment profit (loss) after finance expenses, net	1,350	935	241	(264)	(17)	255	2,500
Share in earnings of equity-accounted investees	-	-	5	-	-	-	5
Segment profit (loss) before income tax	1,350	935	246	(264)	(17)	255	2,505
Loss from discontinued operations	-	-	-	-	-	(265)	(265)
Income tax	(400)	(253)	(68)	(1)	-	3	(719)
Segment results - net profit (loss)	950	682	178	(265)	(17)	(7)	1,521
Additional information:
Segment assets	6,281	4,644	956	1,132	100	(624)	12,489
Goodwill	-	-	6	-	-	1,787	1,793
Investment in associates	-	-	32	-	-	-	32
Segment liabilities	6,037	2,552	284	4,024	29	(2,856)	10,070
Capital expenditures/contractual investments in property, plant and equipment and intangible assets	600	911	120	265	2	-	1,898

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 29 – SEGMENT REPORTING (contd.)

A.	Operating segments (contd.)

	Year ended December 31, 2007
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external entities	5,373	4,380	1,226	1,403	18	(1,403)	10,997
Inter-segment revenues	340	304	78	12	46	(641)	139
Total revenue	5,713	4,684	1,304	1,415	64	(2,044)	11,136
Depreciation and amortization	941	479	86	273	3	(273)	1,509
Segment results – operating profit	1,319	805	204	56	-	(63)	2,321
Finance income	308	109	12	13	12	(20)	434
Finance expenses	(496)	(114)	(11)	(181)	(2)	188	(616)
Total finance income (expense), net	(188)	(5)	1	(168)	10	168	(182)
Segment profit (loss) after finance expenses, net	1,131	800	205	(112)	10	105	2,139
Share in earnings of equity-accounted investees	-	-	6	-	-	-	6
Segment profit (loss) before income tax	1,131	800	211	(112)	10	105	2,145
Loss from discontinued operations	-	-	-	-	-	(118)	(118)
Income tax	(394)	(215)	(58)	(6)	-	7	(666)
Segment results – net profit (loss)	737	585	153	(118)	10	(6)	1,361

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 29 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Revenue

Revenue from reporting segments	13,527	13,030	13,116
Revenue from other segments	74	75	64
Cancellation of revenue from inter-segment sales
except for revenue from sales to an associate reporting as a segment	(553)	(584)	(641)
Cancellation of revenue for an associate reporting as a segment (up to August 20, 2009 – discontinued operations)	(1,529)	(1,506)	(1,403)

Consolidated revenue	11,519	11,015	11,136

*           Restatement due to discontinued operations, see Note 5

	Year ended December 31
	2009	2008*	2007*
	NIS millions	NIS millions	NIS millions

Profit or loss

Operating profit or loss for reporting segments	3,216	2,817	2,377
Profit or loss for other categories	4	-	-
Cancellation of expenses from an associate reporting as a segment (up to August 20, 2009 – discontinued operations)	(248)	(177)	(56)
Finance income (expenses), net	31	(140)	(182)
Share in the profits (losses) of equity- accounted investees	(34)	5	6

Consolidated profit before income tax	2,969	2,505	2,145

*           Restatement due to discontinued operations, see Note 5

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 29 –SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (contd.)

	December 31
	2009	2008
	NIS millions	NIS millions

Assets

Assets from reporting segments	13,670	13,051
Assets attributable to operations in other categories	85	100
Goodwill not attributable to an operating segment	1,027	1,787
Investment in an equity-accounted
investee (mainly loans) reported as a segment	1,185	-
Cancellation of assets for a segment classified as an associate	(1,206)	-
Less inter-segment assets	(820)	(624)

Consolidated assets	13,941	14,314

Liabilities

Liabilities from reporting segments	13,548	12,897
Liabilities attributable to operations in other categories	22	29
Cancellation of liabilities for a segment classified as an associate	(4,314)	-
Less inter-segment liabilities	(1,853)	(2,856)

Consolidated liabilities	7,403	10,070

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 30 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

A.
The Company and its investees provide a range of communication services. Among the entities to which the Company and its subsidiaries provide the services, there are also interested parties in the Company, including Ap.Sb.Ar. which held 30.61% of the Company’s shares at December 31, 2009 and Amitim (Pension Funds Under Special Management), which held 7.35% of the Company’s shares at December 31, 2009 (the Zeevi Group, which held 17.75% of the Company’s shares through a receiver appointed for those shares on behalf of certain banks, ceased being an interested party in the Company on November 9, 2009).

In view of the above, the services provided to them by the Company and its subsidiaries are negligible transactions, and accordingly, in accordance with Article 41(A)(6) of the Securities Regulations (Preparation of Annual Financial Statements), 5770-2010 (“the Regulations”), they are not described in these financial statements.

Following the amendment to the Securities Regulations (Preparation of Annual Financial Statements, Amended, 5765-2005), the Company presented its transactions with the State of Israel, which was an interested party in Bezeq, as transactions with an interested party. Following the exercise of options for purchase of shares at the end of September 2008 by the controlling shareholders of the Company, Ap. Sb. Ar. Holdings Ltd. for the purchase of the balance of the State’s holdings in the Company, the State is no longer an interested party in the Company.

Accordingly, at December 31, 2009 and 2008, the balance is not stated in the statement of financial position as a result of transactions with the State as a related party, and the balance of the results of the transactions with the State include the period of January 2008 - September 2008 as a transaction with a related party. For information on royalties to the State, see Note 19(C).

B.
On July 29, 2007, an agreement was signed (after being approved by the general meeting of the shareholders of the Company on March 23, 2006) with a corporation owned and controlled by the shareholders of Ap.Sb.Ar., whereby the Company will be granted regular management and consultation services, including by means of currently-serving and future directors of the Company and/or its subsidiaries, all for a consideration of USD 1.2 million per year. The term of the agreement is from October 11, 2005 (the date on which Ap.Sb.Ar. purchased 30% of the shares of the Company), and ends on December 31, 2008. On September 28, 2008, the general meeting of shareholders of the Company approved an extension of the management agreement for an additional period of three years, under the same terms as the original agreement.

C.
For the sake of caution, and in view of a possible personal interest for Ap.Sb.Ar. in agreements of Group companies, as a supplier and/or customer, with companies of the 012 Smile Group, on November 4, 2009 the board of directors of the Company approved the agreements between the parties for a period of six months. The transactions are for an annual volume of NIS 745 million, mainly for the acquisition and sale of equipment and services, service agreements and agreements for marketing alliances that were made routinely between the parties before the agreement between Ap.Sb.Ar. and 012 Smile and are continuing and/or renewed after that date as well. There are several agreements, none of which will have a material effect on the Company’s profitability, assets or liabilities. In addition, all the transactions are during the regular course of business between the parties and in market conditions. Subsequently in February, 2010, 012 Smile sold its communications operations to a third party.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 30 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (CONTD.)

D.	Transactions with interested and related parties

	Year ended December 31
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Revenue
From the State of Israel *	-	273	365
Associates	224	302	181

Expenses
To the State of Israel *
Royalties	-	102	194
Frequencies	-	21	25
Associates	3	7	17

Investments
Rights to frequencies *	-	181	-

*	Up to September 25, 2008, when the State ceased to be an interested party in the Company For other balances with related parties, see the relevant notes.

E.	Balances with interested and related parties

December 31
2009
NIS millions

Current assets
Trade receivables - associate	70

Non-current assets
Trade and other receivables - associate	8
Loans to affiliates	1,165

Current liabilities
Trade payables - associates	(8)

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 30 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (CONTD.)

F.	Benefits for key managers Benefits for employment of key managers, including:

	Year ended December 31
	2009		2008
	No. of persons	NIS thousands	No. of persons	NIS thousands

Salary (2)	4	9,544	5	10,355
Bonus (3)	4	8,713	5	8,959
Share-based payments (see Note 27)	4	15,712	5	30,024

		33,969		49,338

(1)
Key managerial personnel in the Group in 2009 include the Chairman of the Board and the CEO of the Company, as well as the CEOs of Pelephone and Bezeq International. In 2008, the CEO of DBS was also included among the key managers.

(2)
Changes in other provisions (which are included in total salary) are not material. In 2008, the changes in the other provisions were not significant, except for a decrease in the provision for notice for the CEO of the Company, in the amount of NIS 746,000, in accordance with his employment agreement.

(3)	The bonus for 2009 to the chairman of the board, NIS 3.444 million, requires the approval of the general meeting of the shareholders of the Company.

	Year ended December 31
	2007
	No. of persons	NIS thousands

Total cost of salary (1)(2)	3	10,479

(1)	Key managerial personnel in 2007 include the Chairman of the Board and the CEO of the Company.

(2)
Including salary and bonuses to former CEO and chairman and to the present CEO in respect of his term of office as former CEO of Bezeq International. The salary of the chairman includes NIS 4.6 million, based on the estimated cost of salary and future payments. The cost does not include this provision, nor the salary and payments to whoever served as Acting CEO in the period from April 1, 2007 to June 26, 2007, nor special compensation to the former CEO of the Company, Amnon Dick.

IN 2006, THE OUTGOING CEO OF THE COMPANY RECEIVED A BONUS OF NIS 2.4 MILLION. THE COMPANY DECIDED THAT IF THIS BONUS IS not RETURNED TO THE COMPANY, IT WILL INSTITUTE LEGAL PROCEEDINGS TO COLLECT THE DEBT. HOWEVER, THE OUTGOING CEO HAS ALLEGATIONS THAT ARE DENIED BY THE COMPANY.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 30 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (CONTD.)

G.	Benefits for directors

	Year ended December 31
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Remuneration for directors who are not employed by the Company (1)	705	619	372

Number of directors receiving remuneration	2	3	4

Salary of employee-directors (2)	1,450	1,120	996

Number of directors receiving the salary	2	2	2

Management fees to a controlling company	4,692	4,238	5,127

(1)
From the date of transfer of control in the Company to Ap.Sb.Ar., the directors serving on the board of directors of the Company, except for the external directors, do not receive compensation from the Company.

(2)
Salary paid to employee-directors in respect of their work in the Company; they do not receive any additional pay in respect of their service as directors in the Company. For the matter of stock options allocated to them in 2006 and the resolution of the board of directors of the Company concerning an additional allocation to an employee-director on January 21, 2009, see Note 27.

(3)
In December 2003, the general meeting of the shareholders of the Company approved a liability to indemnify officers of the Company in the matter of the framework agreement signed between the Company and the State, including in connection with an allotment of shares to the State pursuant to the framework agreement. The liability was limited to NIS 890 million (the amount of capital raised), linked to the CPI published subsequent to completion of raising the capital for the Company in accordance with the framework agreement.

(4)	In May 2004, the general meeting of the shareholders of the Company approved an undertaking to officers for indemnification and insurance, as follows:

A.
An undertaking of the Company regarding the provision of a loan to officers to finance reasonable litigation expenses in legal proceedings, and an undertaking of the Company to purchase insurance policies for officers at a reasonable cost.

B.	Grant of deeds of indemnity in advance to officers of the Company in the following matters:

(1)
A claim of a shareholder who held 15% or more of the share capital of the Company. The total amount of indemnity will not exceed USD 150 million, plus USD 30 million for legal expenses (a claim of this kind was excluded under the officers' insurance policies of the Company).

(2)
In all matters relating to a prospectus for an offering of the Company’s securities by the State of Israel and an offering by the Company, which was published at the end of May 2004. The total amount of the indemnity (including undertakings to indemnify in advance which were given until publication of the prospectus and for undertakings to indemnify in advance which will be given, if given, immediately prior to the transfer of control in the Company by the State), will not exceed 25% of the equity of the Company (according to the 2003 financial statements, linked to the CPI of November 2003).

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 30 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (CONTD.)

G.	Benefits for directors (contd.)

(5)
In April 2004, the board of directors of the Company resolved that the Company will indemnify the employees of the Group who participated in the preparation of the prospectus published in May 2004, and who are not officers of the Company, for a financial liability which would be imposed upon them and for reasonable litigation expenses they would incur, regarding all matters relating to the prospectus, in the format of the deed of indemnity which was given to the officers.

(6)
In April 2005, the general meeting of the shareholders approved an indemnification commitment in respect of a financial liability that would be imposed on officers of the Company and in respect of reasonable litigation expenses which they would incur, relating directly or indirectly to a proceeding for the sale of the State's holdings in the Company.

The indemnification commitment will be provided to officers who served and/or were appointed and/or will be appointed by the Company, commencing from the start of the Company's preparations for the sale and until the date of the closing of the sale proceedings.

The total amount of the indemnification will not exceed 25% of the equity of the Company (according to the 2004 financial statements, linked to the CPI of November 2004), including in respect of undertakings to indemnify in advance which were provided through the date of issuance of the deed of indemnity, together with an undertaking to indemnify in advance in accordance with the letter of the Minister of Finance dated April 21, 2004, which will be given, if given, immediately prior to the transfer of the controlling interest in the Company by the State.

(7)
In January 2007, the general meeting of the Company approved a liability to indemnify the officers in the Company in accordance with the deed of indemnity, for any liability or expense imposed on the officer due to his actions in his capacity as an officer in the Company (including his actions in subsidiaries), within the limitations provided in the Companies Law. The total amount of the indemnity was limited to a ceiling of 25% of the equity of the Company as may be at the time of actually paying the indemnity. The deed of indemnity will apply to types of events listed in an addendum to the deed. Subsequently, approval was given for liability to indemnify new officers who joined the Company.

(8)
In December 2007, the general meeting of the shareholders of the Company approved a "framework transaction" for the Company's engagement, during the normal course of business, in future insurance policies (after expiry of the policy approved at the same general meeting)  to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds 20% or more, and senior employees who are not officers, for managerial actions taken by them, and all by way of a "framework transaction" as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 5760-2000, at an annual premium of up to USD 510,000 plus a sum constituting up to 20% of that premium in respect of the current insurance cover.

(9)
In December 2009, the board of directors of the Company approved the renewal of a liability insurance policy for officers in the Company, under the framework agreement approved by the general meeting of the Company’s shareholders in December 2007. This is effective from November 1, 2009 to October 10, 2010 (with an option to extend the policy until October 31, 2010, for no further consideration, subject to due approval). The liability limit is $100 million per claim and in total for all claims in the insurance period.  In addition the liability limit, in respect of legal expenses in Israel only, is $20 million per claim and in total for all claims in the insurance period. The liability limit for subsidiaries is $50 million (as part of the aforementioned liability limit).  The annual premium for the policy is approximately $313,650.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 30 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (CONTD.)

G.	Benefits for the directors (contd.)

(10)
In January 2010, the board of directors of the Company entered into an agreement to purchase an officers’ insurance policy, under the framework agreement which was approved by the general meeting of the Company's shareholders in December 2007, from the expiry date of the  of the ongoing directors’ and officers’ liability policy (the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to 012 Smile Communications Ltd., and up to October 10, 2010. The liability limit is up to $50 million for claims and in total for each insurance year. In addition, the liability limit is up to $10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is up to $188,500.  This policy replaces the Company’s existing insurance policy, which was approved by the board of directors of the Company in December 2009.

(11)
In January 2010, the board of directors of the Company approved the conversion of the directors and officers' insurance policy in the Company to a run-off policy, commencing from the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to 012 Smile Communications Ltd., (insofar as transfer of control is completed), and for a period of seven years from this date (the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to 012 Smile Communications Ltd. The limit of liability is up to $50 million for claims and in total for the insurance period. In addition, the liability limit is up to $10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is up to $380,500.  This insurance is subject to the approval of the general meeting, which is expected to convene on March 8, 2010.

H.	For guarantees to related parties, see Note 20.

I.	For the retention plan for the CEOs of the Company, Pelephone and Bezeq International, see Note 27.

NOTE 31—FINANCIAL RISK MANAGEMENT

A.	General The Group is exposed to the following risks, arising from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk (which includes currency, interest and other price risks)

This Note provides information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. Other quantitative disclosure is included in the other Notes to the financial statements.

B.	Framework for risk management

The board of directors has overall responsibility for the Group’s risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Group's policy is to hedge, in part and where required, exposure from fluctuations in foreign exchange rates, the CPI and interest rates.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 31—FINANCIAL RISK MANAGEMENT (CONTD.)

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial instrument fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities.

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks and credit assessments are made on material customer balances.

Trade and other receivables

The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments

Any investments in securities are made in government securities and in investment-grade companies, which are liquid and negotiable. Transactions involving derivatives are made with entities that have a high credit rating.

Guarantees

The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking liabilities of subsidiaries. At December 31, 2009, the Group has the guarantees described in Note 20.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial liabilities on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company, see Note 14(B)(3) and for debentures issued by a subsidiary, see Note 14B(4).

E.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group's results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow in the short term (up to one year).

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

CPI risk

Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. The Group has surplus liabilities over assets linked to the CPI. In applying a policy of minimizing the exposure, the Group makes forward transactions against the CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. A considerable part of the cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 31—FINANCIAL RISK MANAGEMENT (CONTD.)

E.	Market risks

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment. In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar. The Group has surplus liabilities over assets in foreign currency. In applying a policy of minimizing the exposure, the Group makes forward transactions and purchases options against the dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Interest risks

The Group is exposed to changes in the fair value of its liabilities as a result of borrowings at fixed interest. The Group is also exposed to changes in its cash flows as a result of borrowings at variable interest.

NOTE 32 – FINANCIAL INSTRUMENTS

A.	Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions
	Carrying amount	Carrying amount

Cash and cash equivalents	580	786
Financial assets held for trade	141	-
Available-for-sale financial assets	37	57
Trade and other receivables	3,461	3,070
Bank deposit for providing loans to employees	83	130
Assets and other investments	-	9
Derivatives	23	24

	4,325	4,076

See Note 8 for the matter of maximum exposure to credit risk for trade receivables.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments.

	December 31, 2009
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	More than 5 years
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Non-derivative financial liabilities
Trade payables	1,091	1,091	1,091	-	-	-	-
Other payables	695	695	681	14	-	-	-
Bank loans	622	681	32	51	138	441	19
Debentures issued to the public	2,476	2,797	395	-	738	1,044	620
Debentures issued to financial and other institutions (1)	1,038	1,141	286	92	205	490	68

	5,922	6,405	2,485	157	1,081	1,975	707

Financial liabilities - derivatives
Forward contracts on currencies	1	1	1	-	-	-	-
Exchange rate options	1	1	1	-	-	-	-
		1
	2	2	2	-	-	-	-

(1)	Including debentures of the Company amounting to NIS 94 million, stated in the financial statements as short term due to non-compliance with financial covenants (see Note 14C(1))

It is not expected that the cash flows included in the analysis of the repayment dates will occur materially earlier, or in amounts that are materially different. For guarantees see Notes 14 and 20.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2008
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	More than 5 years
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Non-derivative financial liabilities
Trade payables	1,381	1,381	1,381	-	-	-	-
Other payables	658	658	653	5	-	-	-
Short-term credit	31	31	31	-	-	-	-
Bank loans (1)	1,168	1,207	915	52	54	131	55
Debentures issued to the public	2,737	3,229	466	-	450	1,396	917
Debentures issued to financial and other institutions (2)	2,001	2,734	390	123	491	849	881
Loans from institutions	109	266	-	-	-	266	-

	8,085	9,506	3,836	180	995	2,642	1,853

Derivative financial liabilities
Forward contracts (mainly on the CPI)	17	7	2	7	(2)	-	-

Loans provided by the non-controlling interest in a subsidiary	449	1,329	-	-	-	-	1,329

(1)
Including loans of a former subsidiary amounting to NIS 846 million, stated in the financial statements as short term due to non-compliance with financial covenants as set at December 31, 2008. See Note 14B(2).

(2)	Including debentures of the Company amounting to NIS 116 million, stated in the financial statements as short term due to non-compliance with financial covenants.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

1.	Exposure to CPI and foreign currency risks

The Group’s currency risk is based on denominated values, as follows:

	December 31, 2009
	Unlinked	CPI-linked	Foreign currency linked (mainly dollar)	Non-monetary balance	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current assets
Cash and cash equivalents	549	-	31	-	580
Trade receivables	2,396	30	65	-	2,491
Other receivables	72	5	-	94	171
Other investments, including derivatives	140	12	2	-	154
Inventory	-	-	-	263	263
Assets classified as held for sale	-	-	-	40	40

Non-current assets
Long-term trade and other receivables	788	94	5	-	887
Long-term investments and loans, including derivatives	83	10	31	6	130
Property, plant and equipment	-	-	-	5,303	5,303
Intangible assets	-	-	-	1,885	1,885
Other deferred expenses	-	-	-	426	426
Equity-accounted investments	1	1,166	-	52	1,219
Deferred tax assets	-	-	-	392	392

Total assets	4,029	1,317	134	8,461	13,941

Current liabilities
Loans and credit	17	845	-	-	862
Employee benefits – not in the scope of IFRS 7	505	-	-	-	505
Trade payables	833	-	258	-	1,091
Other payables, including derivatives	600	94	3	-	697
Current tax liabilities	-	118	-	-	118
Deferred income	5	-	-	31	36
Provisions	30	338	-	12	380
Non-current liabilities
Debentures	-	2,716	-	-	2,716
Bank loans	383	175	-	-	558
Deferred revenue and other provisions	60	-	-	16	76
Deferred tax liabilities	-	-	-	70	70
Employee benefits – not in the scope of IFRS 7	188	57	49	-	294
Total liabilities	2,621	4,343	310	129	7,403
Total exposure in the statement of financial position	1,408	(3,026)	(176)	8,332	6,538

Currency futures transactions
Dollar/shekel forward transactions	(32)	-	32	-	-
CPI/shekel-linked forward transactions	(440)	440	-	-	-
Dollar / shekel put options	-	-	(26)	-	(26)
Dollar / shekel call options	-	-	26	-	26
	(472)	440	32	-	-

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

1.	Exposure to CPI and foreign currency risks (contd.)

	December 31, 2008
	Unlinked	CPI-linked	Foreign currency linked (mainly dollar)	Non-monetary balance	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current assets
Cash and cash equivalents	771	-	15	-	786
Trade receivables	2,279	24	70	-	2,373
Other receivables	115	-	-	96	211
Other investments, including derivatives	8	18	7	-	33
Inventory	-	-	-	158	158
Assets classified as held for sale	-	-	-	34	34

Non-current assets
Long-term trade and other receivables	526	35	15	-	576
Long-term investments and loans, including derivatives	131	-	50	6	187
Broadcasting rights, net of rights exercised	-	-	-	253	253
Property, plant and equipment	-	-	-	6,036	6,036
Intangible assets	-	-	-	2,674	2,674
Other deferred expenses	-	-	-	411	411
Equity-accounted investments	1	-	-	31	32
Deferred tax assets	-	-	-	550	550

Total assets	3,831	77	157	10,249	14,314

Current liabilities
Loans and credit	877	903	-	-	1,780
Employee benefits – not in the scope of IFRS 7	412	-	-	-	412
Trade payables	1,123	-	258	-	1,381
Other payables, including derivatives	619	229	1	1	850
Current tax liabilities	-	45	-	-	45
Deferred income	5	-	-	57	62
Provisions	273	70	-	12	355
Non-current liabilities
Debentures	-	3,943	-	-	3,943
Bank loans	-	214	-	-	214
Loans from institutions	-	158	-	-	158
Loans provided by the non-controlling interest in a subsidiary	-	449	-	-	449
Deferred revenue and other provisions	60	17	-	14	91
Deferred tax liabilities	-	-	-	65	65
Employee benefits – not in the scope of IFRS 7	159	53	53	-	265
Total liabilities	3,528	6,081	312	149	10,070

Total exposure in the statement of financial position	303	(6,004)	(155)	10,100	4,244

Currency futures transactions
Dollar/shekel forward transactions	(221)	-	221	-	-
CPI/shekel-linked forward transactions	(1,720)	1,720	-	-	-
Dollar / shekel put options	-	-	(110)	-	(110)
Dollar / shekel call options	-	-	110	-	110
	(1,941)	1,720	221	-	-

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

1.	Exposure to CPI and foreign currency risks (contd.)

The Group’s exposure to CPI and foreign currency risks for derivative financial instruments:

	December 31, 2009
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value (currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging:
Forward exchange contracts	USD	NIS	2010-2011	7	(1)
CPI forward contract	CPI	CPI	2010-2012	440	21
Foreign currency call options	USD	NIS	2010	7	-
Foreign currency put options	USD	NIS	2010	7	(1)
					19

	December 31, 2008
	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value (currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging:
Forward exchange contracts	USD	NIS	2009-2011	57	3
Forward exchange contract	Euro	NIS	2009	1	-
CPI forward contract	CPI	CPI	2009-2012	1,720	2
Foreign currency call options	USD	NIS	2009	29	2
Foreign currency put options	USD	NIS	2009	29	(3)
					4

Data in shekels for exchange rates and CPI

				Change (%)	Change (%)	Change (%)
	December 31	December 31	December 31	December 31	December 31	December 31
	2009	2008	2007	2009	2008	2007

CPI in points (*)	130.42	125.5	120.9	3.91	3.8	3.4
1 US dollar	3.775	3.802	3.846	(0.71)	(1.14)	(8.97)
1 euro	5.44	5.297	5.659	2.73	(6.39)	1.71

(*)     CPI for the month at average base of 100=1998

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

2.	Sensitivity analysis for changes in the CPI and foreign currency

A strengthening of the shekel against the following currencies at December 31, 2009 and 2008 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on the assumption that all the other variables, in particular the interest rates, will remain fixed. The analysis is performed on the same basis for 2008.

	Shareholders’ equity	Profit or loss
	NIS millions	NIS millions

December 31, 2009
1 US dollar – 10% strengthening of the shekel against the dollar	2	(9)
CPI – 10% strengthening beyond the inflation forecast (*)	(4)	(4)
(inflation forecast of 2% per year)

December 31, 2008
1 US dollar – 10% strengthening of the shekel against the dollar	4	5
CPI – 10% strengthening beyond the inflation forecast (*)	(6)	(6)
(inflation forecast of 2% per year)

*	Sensitivity rates are determined according to assessments based on variable conditions in the economy.

Weakening of the shekel against the above currencies and a similar in the CPI at December 31 would have had the same effect in the opposite direction, and in the same amounts, assuming all other variables remain fixed.

D.	Interest rate risk

1.	Type of interest

Type of interest of the Group’s interest-bearing financial instruments at the reporting date:

	Carrying amount	Carrying amount
	2009	2008
	NIS millions	NIS millions

Fixed-interest instruments
Financial assets	2,341	2,162
Financial liabilities	(3,736)	(6,015)
Loans from non-controlling interests	-	(449)

	(1,395)	(4,302)

Variable-interest instruments
Financial assets	(400)	(31)

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk (contd.)

2.	Sensitivity analysis of the fair value for instruments at fixed interest

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss, nor does the Group designate derivatives (interest swap contracts) as hedging instruments according to a hedge accounting model of fair value. Therefore, a change in interest rates at the reporting date not affect profit or loss.

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rate at the reporting date would decrease shareholders' equity and profit or loss by NIS 2.96 million (in 2008, NIS 0.23 million). This analysis assumes that all other variables, especially foreign currency rates, remain stable.

E.	Fair value

1.	Fair value compared to carrying amounts

The table below shows the differences between the carrying amount and the fair value of groups of financial instruments, where material differences exist among them. The carrying amount of financial assets does not differ significantly from their fair value.

	December 31, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS millions	NIS millions	NIS millions	NIS millions

Short-term credit	-	-	31	31
Secured loans from banks and others
CPI-inked	223	235	481	473
Unlinked	403	403	846	808

Debentures issued to the public
CPI-inked	2,548	2,707	2,816	2,841

Debentures issued to financial institutions and others
CPI-inked	1,058	1,079	2,106	2,098

	4,232	4,424	6,280	6,251

The methods used to estimate the fair values of financial instruments are described in Note 4.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value (contd.)

(2)	Interest rates used to determine fair value

	2009	2008
	%	%

Long-term trade receivables	5	7.4
Loans	3.5	7.5
Debentures	3.4	6.2

(3).	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, using the evaluation method.

The levels are defined as follows:

A.	Level 1: Quoted prices (unadjusted) in an active market for identical instruments
B.	Level 2: Observable market inputs, direct or indirect, other than Level 1 inputs
C.	Level 3: Inputs not based on observable market data

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Financial assets held for trade:
Money market fund	141	-	-	141

Derivatives not used for hedging
Options	-	(1)	-	(1)
Forward contracts	-	20	-	20

Available-for-sale financial assets:
Non-marketable shares	-	-	31	31
	141	19	31	191

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 32 - FINANCIAL INSTRUMENTS (CONTD.)

E.	Fair value (contd.)

4.	Financial instruments measured at fair value on level 3

The table below reconciles the opening balance and the closing balance in respect of financial instruments measured at fair value on level 3 in the fair-value hierarchy:

2009
Available-for-sale financial assets
Non-marketable shares
NIS millions

Balance at January 1, 2009	50
Total profits recognized in profit or loss (*)	23
Acquisitions	4
Proceeds from disposal	(45)
Capital reserve	(1)

Balance at December 31, 2009	31

Total profits (losses) for the period included in profit or loss
for assets held at December 31, 2009 (*)	9

(*)        Finance income and expense

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 33 - SELECTED CONDENSED DATA FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD.  AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Current assets	2,102	1,898
Non-current assets	2,888	2,746

	4,990	4,644

Current liabilities	1,519	1,502
Long term liabilities	921	1,050

Total liabilities	2,440	2,552
Shareholders’ equity	2,550	2,092

	4,990	4,644

B.	Statement of income

	Year ended December 31,
	2009	2008		2007
	NIS millions	NIS millions		NIS millions

Revenue from services	4,256	4,020		3,972
Revenue from terminal equipment sales	1,120	693		712

Revenue from services and sales	5,376	4,713		4,684
Cost of services and sales	3,592	3,235	*	3,347

Gross profit	1,784	1,478		1,337

Selling and marketing expenses	461	405	*	430
General and administrative expenses	133	140		102

	594	545		532

Operating profit	1,190	933		805

Finance expenses	100	115		114
Finance income	(90)	(117)		(109)

Net finance expenses (income)	10	(2)		5

Profit before income tax	1,180	935		800
Income tax	305	253		215

Profit for the year	875	682		585

*     See Note 3U.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements at December 31, 2009

NOTE 33 - SELECTED CONDENSED DATA FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD.  AND BEZEQ INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Current assets	547	496
Non-current assets	559	498

	1,106	994

Current liabilities	367	254
Long term liabilities	37	30

Total liabilities	404	284
Shareholders’ equity	702	710

	1,106	994

B.	Statement of income

	Year ended December 31,
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Revenue	1,318	1,306	1,304
Operating expenses	777	780	859

Gross profit	541	526	445

Selling and marketing expenses	175	181	147
General and administrative expenses	105	103	94

Operating profit	261	242	204

Finance expenses	(12)	(8)	(11)
Finance income	15	7	12

Financing income (expenses), net	3	(1)	1

Share in earnings of an equity-accounted associate	7	5	6

Profit before income tax	271	246	211
Income tax expense	71	68	58

Profit for the year	200	178	153